12027371

Gold Resource Corporation

NYSE Amex: GORO



www.GoldResourceCorp.com

Annual Report

For the year ended December 31, 2011

Corporate Strategy

- Focus on low-cost, high-margin precious metal production
- Significant production growth profile
- Focus on dividends
- Remain a "low-cost" producer in current and future projects
- Aggressive and organic growth
- Develop multiple Oaxaca Mining Unit projects
- Diversify with additional global mining units



2011 dividend distribution

$26.5 M or $0.50 per share

Dividend distributions since commercial production (July 2010 - December 2011)

$35.8 M or $0.68 per share

+ 178%

compared to 2010



$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$0.00
2010
2011
Monthly Dividend Distributions
per share

TABLE OF CONTENTS Page(s)

President's Letter	2
2011 Highlights	3-5
Arista Underground Mine	6-7
Exploration	8-9
Social and Environmental	10-11
Management's Discussion	12-25
Auditor's Report	26
Consolidated Financial Statements	27-33
Notes to Consolidated Financial Statements	34-51
Corporate Information	53

PRESIDENT'S LETTER



Dear Fellow Shareholders,

2011 was a year of significant growth for Gold Resource Corporation as we increased production by 531%, increased mine gross profit by 790% and returned $26.5 million to shareholders as record annual dividends. We continue to demonstrate our focus on creating shareholder value both as a growth equity and an income equity.

Our achievements in 2011 were made possible by the hard work of our professional team in Oaxaca, Mexico. Production of 66,159 ounces of precious metal gold equivalent at a total cash cost per ounce (including royalties) of $222 continued to position the Company among the lowest cost producers in the industry. This fact was reflected in our record annual revenue of $105 million, record mine gross profit (sales minus the cost of sales) of $87 million, and record annual net income of $58 million. As a low cost producer, our in the ground ounces are more valuable than the in ground ounces represented by the industry average.

As a precious metal producer we believe in physical gold and silver. We now offer our shareholders the opportunity to take their dividends in one ounce .999 fine "GRC Eagles" rounds, and the Company holds both gold and silver bullion diversifying its treasury.

The Company has paid consecutive monthly dividends since commencing commercial production July of 2010. 2011 dividend distributions were 30.5% of mine gross profit totaling $26.5M or $0.50 per share. Gold Resource Corporation's dividend currently provides one of the higher dividend yields in the industry and the per share dividend amount is above that of many major producers.

We increased our land position by 75% at our Oaxaca Mining Unit with the addition of our El Chamizo claims. With a total land position now over 200 square miles we increased our exposure from 16 kilometers to 48 kilometers along what we believe to be an important mineralized structural corridor. We have mineralization at each end and along this structural corridor and believe this presents tremendous exploration potential. Though our 2012 exploration efforts will test multiple properties and targets, we will focus our efforts on expanding the Arista deposit which remains open on strike and depth.

Because we believe buying back our stock benefits all shareholders, the Board of Directors this year approved a $20 million stock repurchase program. Taking advantage of market volatility during the year, we purchased 104,251 shares of our stock at an average price of $18.69 per share. Overall we achieved a great deal in 2011 while still adding cash to our bank account.

2011 set a strong foundation from which to continue to build shareholder value. We are targeting 2012 production of 120,000 to 140,000 ounces of precious metal gold equivalent.

We thank you for your continued support enabling us to build shareholder value as a growth equity and income equity while moving forward with our vision of what a producing precious metal company can do for the benefit of its owners, the shareholders.

Sincerely,

2011 PERFORMANCE HIGHLIGHTS


Precious Metal
Gold Equivalent oz's (AuEq)
49:1 Ag/Au
66,159
60,000
40,000
20,000
10,493
0
2010
2011

Production Increase

+ 531%


Mine Gross Profit (MGP)
$ in thousands
MGP = Sales - Cost of Sales
$87,206
80,000
60,000
40,000
20,000
$9,799
0
2010
2011

Mine Gross Profit Increase

+ 790%


2011 Total Cash Cost Per Ounce
Includes Royalty
$620
$600
$400
$222
$200
0
Industry Average*
GRC

Total Cash Cost
per Gold Equivalent Ounce

$ 222

Annual Cash Cost of $136 per ounce AuEq (excluding royalty)
Annual total cash cost of $222 per ounce AuEq
*ABN AMRO Gold Mine Total Cash Cost Report Q1 2011

2011 PERFORMANCE HIGHLIGHTS



Record Annual Revenue:

$105 million

Record Annual Net Income:

$58 million or $1.10 per share

Strong Cash Position:

$52 million at December 31, 2011

SELECT FINANCIAL INFORMATION (in thousands, except per share data)	2011	2010
Sales of Metal Concentrate	$105,163	$14,754
Mine Gross Profit	$87,206	$9,799
Net Income (Loss)	$58,369	($23,074)
Net Income (Loss) Per Share	$1.10	($0.46)
Dividends Per Share	$0.50	$0.18


GOLD RESOURCE CORPORATION
2010
1 OZ .999 FINE SILVER
GOLD RESOURCE CORPORATION
2010
1 OZ .999 FINE GOLD

2011 PERFORMANCE HIGHLIGHTS

2011 Stock Repurchase:

104,251 Shares at an average price of $18.69 per share

Physical Gold and Silver:

$2.5 million in treasury as of December 31, 2011

Dividend Options*:

Gold, Silver or Cash

* as of 4/10/2012




DON DAVID GOLD
SAN JOSE DE GRACIA UNIDAD "EL AGUILA" OAXACA 11/07/11
INICIO
10-FEB-2010
ELEVACION
902 MSN



THE ARISTA UNDERGROUND MINE

A High-Grade Epithermal System

2011 Average Arista Mill Head Grade

Precious Metals:

GOLD 3.45 g/t

SILVER 446 g/t

Base Metals:

COPPER 0.46%

LEAD 1.28%

ZINC 2.84%


Precious Metals
86%
Base Metals
14%

2011 Arista Revenue Distribution (USD)





EXPLORATION

2011 GRC's Land Position:

76% INCREASE with addition of the El Chamizo Concession

GRC Now Controls:

48 Kilometers or 30 Miles

of important mineralized North 70 West Structural Corridor

Exploration Upside:

99% of properties yet to be drilled. Arista Deposit open on strike and depth


MEXICO
Mexico City
Oaxaca State


Solaga
Oaxaca
El Rey
El Chamizo
Alta Gracia
Las Margaritas
El Aguila



SOCIAL AND ENVIRONMENTAL RESPONSIBILITY



Sustainable Development

Support and Develop
Local Business


PURIFICADORA DE AGUA



Promote Eco Tourism

Commitment
to Hire Locally




SAN JOSE DE GRACIA
BIENVENIDOS

Support Community Development
Including Student Scholarships
and Dental Clinics

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this annual report. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes included in this report and with the understanding that our actual future results may be materially different from what we currently expect.

Introduction

The following discussion analyzes our operating results for the three fiscal years ended December 31, 2011 and our financial condition at December 31, 2011 and 2010, with a particular emphasis on the year ended December 31, 2011.

Overview

Business

We are a mining company that pursues gold and silver projects that we anticipate will feature low operating costs and high returns on capital and is currently focused on mineral production at the *El Aguila* Project in Oaxaca, Mexico. We began commercial production of metal concentrates in July 2010 from the *El Aguila* open pit mine. We experienced our first full year of operations in 2011. During the first two months of 2011, we processed ore from our *El Aguila* open pit mine where our primary metal product was gold and our by-product was silver. For the remaining ten months of 2011, we processed ore primarily from our underground *La Arista* mine where our primary metal products are gold and silver and our by-products are copper, lead and zinc, although we briefly supplemented approximately 20% of our production with stockpiled open pit ore during the clean-up period following an anomalous storm in April 2011.

For the year ended December 31, 2011, we recorded revenues of $105.2 million, mine gross profit of $87.2 million, net income before extraordinary item of $60.1 million and net income of $58.4 million. We produced a total of 66,159 ounces gold equivalent for the twelve months ended December 31, 2011 at a cash cost of $136 per gold equivalent ounce. Precious metal gold equivalent is determined by taking the silver payable metal ounces produced and converting them to the dollar equivalent of gold by using the gold to silver average price ratio. The gold and silver average prices used are the actual metal prices realized from the sales of our metals concentrate. (Please see the section titled " **Non-GAAP Measure** " below for additional information concerning the cash cost per ounce measure.)

Exploration Stage Company

We are considered an exploration stage company under the SEC criteria since we have not demonstrated the existence of proven or probable reserves at our *El Aguila* Project in Oaxaca, Mexico or any of our other properties. Accordingly, as required by the SEC guidelines (*see***Note 1 to the Consolidated Financial Statements**) and U.S. GAAP for companies in the exploratory stage, substantially all of our investment in mining properties to date, including construction of the mill and mines, have been expensed and therefore do not appear as assets on our balance sheet. We therefore also expensed construction and development expenditures in 2011 related to the *La Arista* underground mine. Certain expenditures, such as expenses for rolling stock or other general purpose equipment, may be capitalized, subject to our evaluation of the possible impairment of the asset.

Our characterization as an exploration stage company regarding the treatment of construction and development expenditures as an operating expense rather than as a capital expenditure, has caused us to report larger losses in 2009 and 2010 and lower net income in 2011 than if we had capitalized the expenditures. Additionally, we will not have a corresponding depreciation or amortization expense for these costs going forward since they are expensed as incurred rather than capitalized. Although the majority of the capital expenditures for the *El Aguila* Project were completed between 2007 and 2010, we expect underground mine construction to continue in future years. In comparison to other mining companies that capitalize development expenditures because they have exited the exploration stage, we may report larger losses or lesser profits as a result of this ongoing construction, which will be expensed instead of capitalized for accounting purposes.

We expect to remain as an exploration stage company for the foreseeable future, even though we have reached commercial production. We will not exit the exploration stage until such time, if ever, that we demonstrate the existence of proven or probable reserves that meet the SEC guidelines. Likewise, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine and mill construction have been or will be expensed as incurred.

Exploration Activities

During 2011, we focused primarily on infill and step out drilling at the *La Arista* underground mine, located at the *El Aguila* Project. Because this drilling is actually used to define the mineralization and to assist in mining of the ore at the underground mine, these expenses are considered development and delineation of the ore body (not exploration), and these costs are accounted for under construction and development.

Exploration activities that are expensed as exploration expenses are activities that consist of, but are not limited to, drilling on the balance of the property to test new geologic targets. At the *El Rey* property we intend to conduct further exploration from underground by draining and refurbishing an existing shaft for access and to sink the shaft deeper to enable usto explore the previously drilled veins by drifting, crosscutting and establishing underground drill stations, once the refurbishment is complete. We expect to test-mine some of the veins and generate bulk samples for metallurgical testing purposes. We are also exploring and testing at the *Alta Gracia* property by drilling from the surface and driving drifts and crosscuts into exposed veins.

Other Events

In August 2011, we began purchasing gold and silver bullion to diversify our treasury and for possible use in conjunction with a program to offer shareholders the ability to receive gold and silver bullion in lieu of cash payment of dividends. It is expected that the bullion will be minted into coins in connection with this program. During the year ended December 31, 2011, we purchased approximately 868 ounces of gold and 41,728 ounces of silver at market prices for a total cost of $3.0 million.

On August 23, 2011, the Board of Directors instituted a regular dividend payment of $0.05 per share per month, or $0.60 per share per year, beginning with the August dividend payable in September 2011. Prior to instituting a regular dividend, the dividends were characterized as special dividends. Special dividends have been declared each month since we commenced commercial production on July 1, 2010 and we moved to institute a regular dividend based on our performance in the latter part of 2011. The dividends have been charged against our additional paid in capital and were considered return of capital dividend since Gold Resource Corporation, as a stand-alone U.S. corporation, had no current or accumulated tax-basis earnings or profits in 2011 and 2010.

On September 23, 2011, the Board of Directors approved a share repurchase program pursuant to which we may repurchase up to $20.0 million of our common stock from time to time in market transactions. There is no pre-determined end date associated with the share repurchase program. As of December 31, 2011, we repurchased 104,251 shares of common stock for approximately $2.0 million.

Results of Operations—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales of metals concentrate, net

During the year ended December 31, 2011, we generated revenues of $105.2 million, net of treatment charges, compared to revenues of $14.8 million during the same period of 2010, an increase of 610.8%. As mentioned previously, 2011 was our first full year of commercial production, while production in 2010 was limited to six months. Also, metals prices realized in 2011 increased over the prior year, with average per ounce gold prices increasing to $1,596 from $1,201 per ounce, a 33% increase, and average per ounce silver prices increasing to $35 from $20 per ounce, a 75% increase. Metal concentrate sales during 2010 were generated only from the *El Aguila* open pit mine; for 2011, metal concentrate sales were derived from the *El Aguila* open pit mine during the first two months of the year and substantially from the *La Arista* underground mine for the remaining ten months of the year.

The table below sets forth the production and sales statistics from the *El Aguila* Project for 2011 and 2010. This table includes a break-down in the production statistics by mine for which production and sales from the *El Aguila* open pit mine occurred during the first two months of 2011, and compares those results to our six months of commercial production during 2010 (July-December) from the *El Aguila* open pit mine. This table also sets forth production and sales statistics from the *La Arista* underground mine for March through December 2011. (There are no comparable statistics for 2010 for the *La Arista* underground mine.)

Production and Sales Statistics - El Aguila Project	Year 2011			Year 2010
	Combined Open Pit and Underground (12 months) 2011	La Arista - Underground (10 months) 2011	El Aguila - Open Pit (2 months) 2011	El Aguila - Open Pit (6 months) 2010
Production Summary				
Milled:				
Tonnes Milled	214,215	167,806	46,409	166,237
Tonnes Milled per Day	619	561	829	755
Grade:				
Average Gold Grade g/t	3.43	3.45	3.35	3.70
Average Silver Grade g/t	357	446	39	43
Average Copper Grade %	0.46	0.46	—	—
Average Lead Grade %	1.28	1.28	—	—
Average Zinc Grade %	2.84	2.84	—	—
Recoveries:				
Average Gold Recovery %	87	88	81	76
Average Silver Recovery %	89	93	75	68
Average Copper Recovery %	77	77	—	—
Average Lead Recovery %	78	78	—	—
Average Zinc Recovery %	76	76	—	—
Gross Payable metal produced				
Gold (ozs.)	21,586	16,027	5,559	10,493
Silver (ozs.)	2,180,309	2,122,000	58,309	111,316
Copper (tonnes)	620	620	—	—
Lead (tonnes)	1,840	1,840	—	—
Zinc (tonnes)	3,730	3,730	—	—
Payable metal sold				
Gold (ozs.)	19,092	15,175	3,917	9,918
Silver (ozs.)	2,073,027	2,029,422	43,605	105,222
Copper (tonnes)	464	464	—	—
Lead (tonnes)	1,510	1,510	—	—
Zinc (tonnes)	2,812	2,812	—	—
Average metal prices realized				
Gold (ozs.)	$ 1,596	$ 1,644	$ 1,383	$ 1,201
Silver (ozs.)	$ 35	$ 35	$ 34	$ 20
Copper (tonnes)	$ 8,095	$ 8,095	—	—
Lead (tonnes)	$ 2,184	$ 2,184	—	—
Zinc (tonnes)	$ 1,995	$ 1,995	—	—
Gold equivalent ounces produced				
Gold (ounces)	21,586	16,027	5,559	10,493
Equivalent Gold (ounces) from Silver	44,573	44,573	—	—
Total Gold and Gold Equivalent (ounces)	66,159	60,600	5,559	10,493
Unit costs				
Costs per tonne - ore mined	$ 25	$ 26	$ 16	$ 11
Costs per tonne - ore milled	$ 56	$ 51	$ 4	$ 17

Total cost per tonne	$ 81	$ 77	$ 20	$ 28
Cash cost per ounce Gold Equivalent (1)	$ 136	$ 137	$ 87	$ 217

(1) A reconciliation of this non-GAAP measure to cost of sales and other direct production costs and depreciation, depletion and amortization, the most comparable GAAP measure, can be found below in *Non-GAAP Measures* .

For the year ended December 31, 2011, we sold 19,092 ounces gold and 2,073,027 ounces silver from the *El Aguila* Project compared to 9,918 ounces gold and 105,222 ounces silver during 2010. From the *El Aguila* open pit mine, we sold 3,917 ounces gold and 43,605 ounces silver produced during the first two months of 2011; our sales during 2010 were derived solely from the *El Aguila* open pit mine. From the *La Arista* underground mine, we sold 15,175 ounces gold and 2,029,422 ounces silver during the remaining ten months of 2011. Production during 2011 from the underground mine resulted inimproved metal recoveries which was supported by increase in the average metal prices realized compared to 2010. We also generated revenues in 2011 from sales of base metal concentrates (copper, lead and zinc) which are derived from and are considered by-products of our gold and silver production.

Production

For the year ended December 31, 2011, we produced 66,159 gold equivalent ounces compared to 10,493 gold ounces for the same period of 2010. *See* the table titled " **Production and Sales Statistics-*El Aguila*Project** " above for additional information regarding our mineral production statistics.

We continue to focus mining and development activities at the *La Arista* underground mine and our production is dependent on the rate of mine development and the establishment of sufficient stopes and working faces. We anticipate the number of stopes and working faces will increase in 2012 and that production will increase as well. We are targeting production of 120,000 to 140,000 ounces gold equivalent in 2012.

Mine gross profit. For the year ended December, 2011, mine gross profit, which is equal to net revenue minus costs of production (including depreciation, depletion, amortization and accretion), totaled $87.2 million compared to $9.8 million for the year ended December 31, 2010. The significant increase in mine gross profit from the prior year was primarily due to the increase in sales of metal concentrate, at higher metal prices realized, as discussed above. Mine gross profit percentages for the year ended December 31, 2011 increased to 82.9% from 66.4% during the same period in 2010.

Net income (loss) before extraordinary item. For the year ended December 31, 2011, net income before extraordinary item was $60.1 million, or $1.06 per diluted share, as compared to a net loss before extraordinary item of $23.1 million or $0.46 per diluted share, for the comparable period of 2010. Net income before extraordinary item for the year ended December 31, 2011 was driven by the fact that we generated significantly more revenue from the sale of precious metals and base metals in the period combined with increased mine gross profit margins and the income tax benefit for a reduction to the income tax valuation allowance. We commenced commercial production in July 2010 and did not record revenue during the first six months of 2010.

Costs and expenses. Total costs and expenses during the year ended December 31, 2011 were $41.5 million compared to $32.6 million during the comparable period of 2010, an increase of $8.9 million, or 27.3%. This increase in costs and expenses, which are discussed by category below, was primarily the result of our operations transitioning to our underground mine development activities and an increase in stock-based compensation.

General and administrative expenses. General and administrative expenses, exclusive of stock based compensation, for the year ended December 31, 2011 was $9.0 million compared to $6.6 million for the same periods of 2010. The cash components of general and administrative expense include salaries and benefits, professional fees, investor relations, community relations and travel. The change in general and administrative expenses was attributable to increases in community relations, professional fees, and salaries and benefits. The increase during the year ended December 31, 2011 principally reflects the transition to an operating mining company, principally in the areas of increased Mexican operations and corporate management and personnel costs and supporting professional services.

For the year ended December 31, 2011, stock-based compensation (a non-cash expense) increased $3.9 million compared to 2010. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The fair value of stock option grants is then amortized and expensed over the respective vesting period. The fair value of options granted or vested during the year ended December 31, 2011 was $5.4 million compared to $1.1 million in 2010. This increase resulted from the issuance of additional stock options during the periods. *See***Note 10 to the Consolidated Financial Statements** for additional information.

Exploration expenses. Property exploration expenses totaled \$4.9 million for the year ended December 31, 2011, compared to \$4.7 million during the same period of 2010. The exploration expenses for year ended December 31, 2011 has not changed materially from the comparable period of 2010. The exploration program continues consistent with the targeted drilling activity planned at our properties. We anticipate spending approximately \$8.0 million for exploration in 2012, including a combined \$3.0 million for all exploration properties, which excludes *El Aguila* .

Construction and development expenses. Construction and development expenses during the year ended December 31, 2011 increased to \$21.0 million from \$18.4 million during 2010. As mentioned previously, our expenses relating to development drilling and construction of the *La Arista* underground mine are categorized as construction and development expenses. During 2011, we also completed the second phase of the tailings dam, and expanded the capacity of the cleaner flotation cells in the flotation circuit. We will continue to focus on further development of *La Arista* for the foreseeable future.

Other income (expense). For the year ended December 31, 2011, we recorded other income of \$2.4 million, compared to other expense of \$0.2 million during the same period of 2010. The change in other income (expense) resulted primarily from recognizing a currency exchange gain of \$2.7 million during the year ended December 31, 2011 compared to a currency exchange loss of \$0.3 million in the comparable period in 2010. The current year gains resulted from currency translation adjustments during a period when the dollar was declining compared to the Mexican peso. We also incurred an unrealized loss of \$0.4 million resulting from the fair market value adjustment to gold and silver bullion held.

Income tax benefit (expense). For the year ended December 31, 2011, income tax benefit was \$12.0 million compared to nil for the same period in 2010. The 2011 income tax benefit is principally comprised of a reduction in the valuation allowances of our Mexican subsidiary, Don David Gold, and the U.S. parent totaling \$28.3 million, or \$0.50 per diluted share, and a current income tax expense of Don David Gold of \$17.8 million (after the utilization of the previously existing net operating loss carry-forward of \$7.3 million). There was no corresponding income tax provision during the 2010 period. The deferred tax benefit and expense of Golden Trump Resources was fully offset by changes in the valuation reserve. *See***Note 6 to the Consolidated Financial Statements** for additional information.

Extraordinary item . On April 20, 2011, the *El Aguila* Project suffered severe damage from an anomalous rain and hail storm which flooded the *La Arista* underground mine and damaged existing roads, buildings and equipment. We experienced a loss of \$2.5 million, for which we recorded an extraordinary loss of \$1.8 million, net of income tax benefit of \$750,000, for the year ended December 31, 2011.

Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

During the year ended December 31, 2010, we sold 10,493 ounces of gold at an average price of \$1,201 per ounce for \$12.6 million of revenue, net of smelter treatment charges, and 111,316 ounces of silver at an average price of \$20 per ounce for approximately \$2.2 million of revenue, net of smelter treatment charges. We had mine gross profit of \$9.8 million for the year ended December 31, 2010. There were no comparable sales of precious metals in 2009.

For the year ended December 31, 2010, we reported a net loss of \$23.1 million, or \$0.46 per share, compared to a net loss of \$34.1 million, or \$0.78 per share, for the year ended December 31, 2009. Our net loss decreased in 2010 compared to 2009 as a result of generating revenues for the first time at the *El Aguila* Project in 2010.

Total costs and expenses for the year ended December 31, 2010 were \$32.6 million compared to \$34.2 million in the comparable period of 2009, a decrease of \$1.6 million or 4.6%. The decrease in costs and expenses was primarily due to operations shifting from construction activities to production activities consistent with commencing commercial production during 2010.

The property exploration expense component for the year ended December 31, 2010 decreased \$3.1 million, or 39.7%, from the comparable period of 2009, from \$7.8 million to \$4.7 million. The decrease reflected our focus on establishing commercial production and the resulting decrease in exploration activities.

The construction and development cost component for the year ended December 31, 2010, decreased \$2.6 million, or 12.4%, from the comparable period of 2009, from \$21.0 million to \$18.4 million. The decrease reflected our completed engineering and construction of the open pit mine and mill and a corresponding shift in our construction emphasis to the underground *La Arista* mine development and production.

General and administrative expenses increased \$4.1 million or 164.0% to \$6.6 million for the year ended December 31, 2010 as compared to \$2.5 million for the comparable period in 2009. This cash component of the increase was primarily due to an increase in salaries and benefits attributable to an increase in the number of employees in Mexico, changes to our executive employment agreements and increased professional fees relating to our financing transaction and NYSE Amex listing. The component of general and administrative expense of non-cash stock based compensation expense was $2.7 million for the year ended December 31, 2010, compared to $2.8 million for the comparable period in 2009.

For the years ended December 31, 2010 and 2009, we recorded a currency translation adjustment gain of $215,000 and a currency translation adjustment loss of $968,000, respectively.

Non-GAAP Measures

Throughout this report, we have provided information prepared or calculated according to U.S. GAAP, as well as provided some non-U.S. GAAP ("non-GAAP") performance measures. Because the non-GAAP performance measures are not calculated in accordance with U.S. GAAP, they may not be comparable to similar measures presented by other companies.Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance calculated in accordance with U.S. GAAP.

Cash Cost per Gold Equivalent Ounce

We use cash operating cost per gold ounce or gold equivalent ounce (excluding royalty), calculated in accordance with the Gold Institute's standard, as one indicator for comparative monitoring of our mining operations from period to period and believe that investors also find this information helpful when evaluating our performance. In accordance with the Gold Institute Standard, the cash operating cost is arrived at by taking our mine cost of sales and adding treatment charges paid to the buyer of the metals concentrate, subtracting by-product credits earned from all metals other than the primary precious metals produced, and subtracting depreciation expense, accretion expense, and royalty payments. We have reconciled cash operating cost per gold equivalent ounce to reported U.S. GAAP measures in the table below. The most comparable financial measures to our cash operating cost calculated in accordance with U.S. GAAP are cost of sales. Mine cost of sales is derived from amounts included in the Consolidated Statements of Operations.

The following summary of our cash operating costs for the year ended December 31, 2011 and 2010 was calculated in accordance with the Gold Institute Standard and begins with our mine cost of sales in accordance with U.S. GAAP as noted below:

	Year Ended December 31,	
	2011	2010
	(In thousands, except gold equivalent ounces and per gold equivalent ounce)	
Gold equivalent ounces produced	66,159	10,493
Cost of sales—production costs	17,957	4,955
Treatment charges	11,659	552
By-product credits	(14,357)	(2,342)
Depreciation costs	(473)	(166)
Accretion costs	(82)	(68)
Royalties	(5,676)	(652)
Cash operating cost	9,028	2,279
Cash operating cost per gold equivalent ounce	$ 136	$ 217

Liquidity and Capital Resources

As of December 31, 2011, we had working capital of $59.3 million, consisting of current assets of $89.5 million and current liabilities of $30.2 million. This represents an increase of $8.1 million from the working capital balance of $51.2 million as of December 31, 2010. At December 31, 2011, our sources of working capital included cash on hand and cash generated by operations. Consistent with our plans, our working capital balance fluctuates as we use cash to fund our operations, including exploration and mine development and construction, and to pay income taxes and dividends.

Prior to achieving profitable operations, we have historically relied on equity financings to fund our operations. Since achieving profitability in 2011, we do not currently anticipate raising additional equity financing in the foreseeable future. As of December 31, 2011, we did not have any outstanding debt.

Our most significant expenditures during 2011 were costs associated with the optimization of commercial production at our mill facility, improvements at our mill, the continued construction and development of the underground mine and further exploration of our properties and dividends paid to shareholders. Our significant expenditures for 2012 are projected to be further construction and development at the underground mine, increased exploration activities and dividends.

The balance of cash and equivalents as of December 31, 2011 increased to $52.0 million from $47.6 million as of December 31, 2010, a net increase in cash of $4.4 million. During this period, we converted approximately $3.0 million of our treasury into physical gold and silver bullion and initiated a share buyback program pursuant to which we repurchased shares of our common stock totaling approximately $2.0 million.

Net cash provided by operating activities for the year ended December 31, 2011 was $42.4 million compared to net cash used in operating activities of $21.3 million during the comparable period in 2010. Our operating cash increased significantly in the 2011 period as a result of generating higher revenue and net income during the 2011 period compared to a net loss during the year ended December 31, 2010.

Net cash used in investing activities for the year ended December 31, 2011 was $9.3 million compared to net cash provided by investing activities of $7.9 million for 2010. Cash used in investing activities during the year ended December 31, 2011 was the result of equipment purchases in our exploration, construction and development activities and purchases of gold and silver bullion. Although most of our exploration stage expenditures are recorded as an expense rather than an investment, we capitalize the acquisition cost of land and mineral rights and certain equipment that has alternative future uses or significant salvage value, including rolling stock, furniture, and electronics, and the cost of these capitalized assets is reflected in our investing activities. Much of the cash provided by our investing activities during the 2010 period came from the release of restricted cash, the use of which had previously been specifically designated for exploration, construction and development activities.

Net cash used in financing activities for the year ended December 31, 2011 was $28.4 million, consisting of dividends declared and treasury stock purchases. During the comparable period in 2010, cash provided by financing activities was $54.1 million, consisting of proceeds from the sale of common stock, partially offset by dividends declared of $9.3 million. In August 2011, we instituted a regular monthly dividend consisting of $0.05 per share payable until such time as the Board of Directors determines otherwise. As a result and based on the number of shares of common stock outstanding as of the date of this report, we anticipate we will continue paying dividends aggregating approximately $8.0 million each quarter; however, the Board of Directors may re-evaluate its decision on the basis of changes in our operations. The estimated aggregate amount of dividends we intend to pay may also be reduced in the future if there are significant purchases of common stock under our share repurchase program as the outstanding shares of common stock would be reduced.

Off-Balance Sheet Arrangements

As of December 31, 2011, we had no off-balance sheet arrangements.

Contractual Obligations

Our known obligations at fiscal year-end December 31, 2011, are set forth in the table below:

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Purchase Obligations(1)	$ 1,961	$ 1,449	$ 512	$ —	$ —
Employee Salary Compensation (2)	912	504	408	—	—
Total	$ 2,873	$ 1,953	$ 920	$ —	$ —

(1) Represents amounts due to our executive officers pursuant to their respective employment agreements with our company.

(2) Represents amounts due to non-executive employees pursuant to their respective employment agreements with our company.

Critical Accounting Policies

We believe that application of the following accounting policies, which are critical to our financial position and results of operations, requires significant judgments and estimates on the part of management.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include, but are not limited to, the identification and valuation of proven and probable reserves; valuation of gold and silver bullion; valuation of accounts receivable for metal concentrates; valuation of ore and concentrate inventories; recoverability of prepaid expenses; obligations for environmental, reclamation, and closure matters; estimates related to asset impairments of long lived assets and investments; classification of expenditures as either an asset or an expense; stock-based compensation expense; valuation of deferred tax assets; and the likelihood of loss contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary. Actual results could differ from these estimates.

Proven and Probable Reserves

The definition of proven and probable reserves is set forth in SEC Industry Guide 7. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition, reserves cannot be considered proven and probable until they are supported by a feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable at the time of the reserve determination.

Mineral Acquisition Costs

The costs of acquiring land and mineral rights are considered tangible assets. Significant acquisition payments are capitalized. General, administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method. If no mineable ore body is discovered or such rights are otherwise determined to have diminished value, such costs are expensed in the period in which the determination is made.

Exploration Costs

Exploration costs are charged to expense as incurred. Costs to identify new mineral resources, to evaluate potential resources, and to convert mineral resources into proven and probable reserves are considered exploration costs.

Design, Construction, and Development Costs

Certain costs to design and construct mine and processing facilities may be incurred prior to establishing proven and probable reserves. Under these circumstances, we classify the *El Aguila* Project as an exploration stage project and expense substantially all costs, including design, engineering, construction, and installation of equipment. Certain types of equipment, which have alternative uses or significant salvage value, may be capitalized. If a project is determined to contain proven and probable reserves, costs incurred in anticipation of production can be capitalized. Such costs include development drilling to further delineate the ore body, removing overburden during the pre-production phase, building access ways, constructing facilities, and installing equipment. Interest costs, if any, incurred during the development phase, would be capitalized until the assets are ready for their intended use. The cost of start-up activities and on-going costs to maintain production are expensed as incurred. Costs of abandoned projects are charged to operations upon abandonment.

If a project commences commercial production and the project is determined to contain proven and probable reserves, amortization and depletion of capitalized costs is computed on a unit-of-production basis over the expected reserves of the project based on estimated recoverable gold equivalent ounces.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment. If impairment indicators exist, we perform additional analysis to quantify the amount by which capitalized costs exceed recoverable value. The periodic evaluation of capitalized costs is based upon expected future cash flows, including estimated salvage values. As of December 31, 2011, our mineral resources do not meet the definition of proven or probable reserves or value beyond proven and probable reserves and any potential revenue has been excluded from the cash flow assumptions. Accordingly, recoverability of capitalized cost is based primarily on estimated salvage values, or alternative future uses.

Property and Equipment

All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

Asset Retirement Obligation

Our mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. A liability is initially recorded at the estimated present value for an obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. For exploration stage properties that do not qualify for asset capitalization, the costs associated with the obligation are charged to operations. For development and production stage properties, the costs are added to the capitalized costs of the property and amortized using the unit of production method.

Stock Based Compensation

We record compensation expense for the fair value of stock options that are granted. Expense is recognized on a pro-rata basis over the vesting periods, if any, of the options. The fair value of stock options at their grant date is estimated by using the Black-Scholes-Merton option pricing model.

Foreign Currency Translation

The local currency where our properties are located, the Mexican peso, is the functional currency for our subsidiaries. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Intercompany equity accounts are translated using historical rates. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are not included in the determination of net loss for the period and are reported as a separate component of shareholders' equity.

Income Taxes

Income taxes are computed using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss carry-forwards. Deferred tax assets are evaluated to determine if it is more likely than not that they will be realized. Valuation allowances have been established to reduce the carrying value of deferred tax assets in recognition of significant uncertainties regarding their ultimate realization. Further, the evaluation has determined that there are no uncertain tax positions required to be disclosed.

Recently Adopted Accounting Standards

We evaluate the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the SEC, and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on U.S. GAAP and the impact on the Company. We have adopted the following new accounting standards during 2011:

Accounting Standards Update ("ASU") No. 2010-06, was issued in January 2010, and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. The disclosure of activity within Level 3 fair value measurements was effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. There was no impact to our financial position or results of operations for the additional disclosure requirements in 2011.

ASU No. 2010-13 was issued in April 2010, and clarifies the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU was effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted. The impact to our financial position and results of operations for the adoption of this guidance was immaterial.

ASU 2010-29 was issued in December 2010 and requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. This ASU was effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. There was no impact to our financial position, results of operations or cash flows as a result of adopting this guidance.

Recently Issued Accounting Standards Updates

The following accounting standards updates were recently issued and have not yet been adopted by us. These standards are currently under review to determine their impact on our consolidated financial position, results of operations, or cash flows.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively for interim and annual periods beginning after December 15, 2011. We anticipate that the adoption of this standard will not materially expand its consolidated financial statement footnote disclosures or have an impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, we must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 will be effective for public companies during the interim and annual periods beginning after December 15, 2011, with early adoption permitted. We adopted the provisions of ASU 2011-05 with no impact to our consolidated financial position, results of operations or cash flows as it only required a change in the format of the current presentation.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries. None of the updates are expected to a have a material impact on our consolidated financial position, results of operations or cash flows.

SELECTED FINANCIAL DATA

The following selected financial data sets forth our summary historical financial data as of and for the years ended December 31, 2011, 2010, 2009, 2008, and 2007. This information was derived from our audited consolidated financial statements for each period. Our selected historical financial data is qualified in its entirety by, and should be read in conjunction with, "**Management's Discussion and Analysis of Financial Condition and Results of Operations** " and the financial statements and the notes thereto included elsewhere in this report.

Operating Data *(in thousands, except share data)*	Year Ended December 31, 2011	2010	2009	2008	2007
Sales of metals concentrate	$ 105,163	$ 14,754	$ —	$ —	$ —
Mine gross profit	87,206	9,799	—	—	—
Operating Income (loss)	45,674	(22,839)	(34,184)	(26,349)	(8,319)
Other income (expense)	2,414	(235)	55	334	242
Income (loss) before income taxes	48,058	(23,074)	(34,129)	(26,015)	(8,076)
Income tax benefit (expense)	12,037	—	—	—	—
Net income (loss) before extraordinary item	$ 60,125	$ (23,074)	$ (34,129)	$ (26,015)	$ (8,076)
Extraordinary item	(1,756)	—	—	—	—
Net income (loss)	$ 58,369	$ (23,074)	$ (34,129)	$ (26,015)	$ (8,076)
Basic income (loss) per share before extraordinary item	$ 1.13	$ (0.46)	$ (0.78)	$ (0.76)	$ (0.28)
Extraordinary item	(0.03)	—	—	—	—
Basic income (loss) per share	$ 1.10	$ (0.46)	$ (0.78)	$ (0.76)	$ (0.28)
Diluted income (loss) per share before extraordinary item	$ 1.06	$ (0.46)	$ (0.78)	$ (0.76)	$ (0.28)
Extraordinary item	(0.03)	—	—	—	—
Diluted income (loss) per share	$ 1.03	$ (0.46)	$ (0.78)	$ (0.76)	$ (0.28)
Weighted average shares—basic	52,979,481	50,042,471	43,764,703	34,393,854	28,645,038
Weighted average shares—diluted	56,414,654	50,042,471	43,764,703	34,393,854	28,645,038

Balance Sheet Data *(in thousands)*	As of December 31 2011	2010	2009	2008	2007
Cash and cash equivalents	$ 51,960	$ 47,582	$ 6,752	$ 3,535	$ 22,007
Total current assets	89,527	57,687	20,701	3,737	22,051
Property and equipment, net	10,318	4,849	1,726	812	352
Land and mineral rights	227	227	227	227	152
Deferred tax asset	19,517	—	—	—	—
Total assets	119,595	62,797	22,665	4,781	22,557
Current liabilities	30,186	6,456	725	1,753	768
Long-term obligations	2,281	2,495	1,992	—	—
Shareholders' equity	87,128	53,846	19,948	3,028	21,789

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks includes, but is not limited to, the following risks: changes in foreign currency exchange rates, changes in interest rates, equity price risks, commodity price fluctuations, and country risk. We do not use derivative financial instruments as part of an overall strategy to manage market risk; however, we may consider such arrangements in the future as we evaluate our business and financial strategy.

Commodity Price Risk

The results of our operations will depend in large part upon the market prices of gold and silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond our control. The level of interest rates, the rate of inflation, the world supply of gold and silver and the stability of exchange rates, among other factors, can all cause significant fluctuations in commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold and silver has fluctuated widely in recent years, and future price declines could cause a mineral project to become uneconomic, thereby having a material adverse effect on our business and financial condition. We have not entered into derivative contracts to protect the selling price for gold or silver. We may in the future more actively manage our exposure through derivative contracts or other commodity price risk management programs, although we have no intention of doing so in the near-term.

In addition to adversely affecting our mineralized material estimates and our financial condition, declining gold and silver prices could require a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause delays in the implementation of a project.

Foreign Currency Risk

We transact a significant amount of our business in Mexican pesos. As a result, currency exchange fluctuations may impact our operating costs. The appreciation of non-U.S. dollar currencies such as the peso against the U.S. dollar increases expenses and the cost of purchasing capital assets in U.S. dollar terms in Mexico, which can adversely impact our operating results and cash flows. Conversely, a depreciation of non-U.S. dollar currencies usually decreases operating costs and capital asset purchases in U.S. dollar terms.

The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates. Appreciation of non-U.S. dollar currencies results in a foreign currency gain on such investments and a decrease in non-U.S. dollar currencies results in a loss. We have not utilized market risk sensitive instruments to manage our exposure to foreign currency exchange rates but may in the future actively manage our exposure to foreign currency exchange rate risk. We also hold portions of our cash reserves in non-U.S. dollar currencies.

Provisional Sales Contract Risk

We enter into concentrate sales contracts with third-party smelters. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. The provisionally priced sales contracts contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates at the forward price at the time of sale. The embedded derivative, which is the final settlement based on a future price, does not qualify for hedge accounting and is marked-to-market through earnings each period prior to final settlement.

At December 31, 2011, we had outstanding provisionally priced sales of $34.2 million consisting of 6,264 ounces of gold and 716,438 ounces of silver, 197 tons of copper, 606 tons of lead and 1,497 tons of zinc which had a fair value of approximately $33.8 million including the embedded derivative. If the price for each metal were to change by one percent, the change (plus or minus) in the total fair value of the concentrates sold would be approximately $181,000.

At December 31, 2010, we had outstanding provisionally priced sales of $2.7 million consisting of 1,710 ounces of gold and 16,635 ounces of silver, which had a fair value of approximately $2.8 million including the embedded derivative. If the price for each metal were to change by one percent, the change (plus or minus) in the total fair value of the concentrates sold would be approximately $28,195.

Interest Rate Risk

We have no debt outstanding nor do we have any investment in debt instruments other than highly liquid short-term investments. Accordingly, we consider our interest rate risk exposure to be insignificant at this time

Equity Price Risk

We have in the past sought and may in the future seek to acquire additional funding by sale of common stock and other equity. Movements in the price of our common stock have been volatile in the past and may also be volatile in the future. As a result, there is a risk that we may not be able to sell our common stock at an acceptable price should the need for new equity funding arise.

Country Risk

All of our mineral properties are located in Mexico. In the past, that country has been subject to political instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest could disrupt our operations at any time. Our exploration and mining activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that could increase the costs related to our activities or maintaining our properties. Finally, Mexico's status as a developing country may make it more difficult for us to obtain required financing for our properties.

GOLD RESOURCE CORPORATION

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and
- Provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Gold Resource Corporation
Colorado Springs, Colorado

We have audited the accompanying consolidated balance sheets of Gold Resource Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, other comprehensive (loss) income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2011, and the period August 24, 1998 (inception) to December 31, 2011. We also have audited Gold Resource Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gold Resource Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Resource Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2011, and the period August 24, 1998 (inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Gold Resource Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ StarkSchenkein, LLP
StarkSchenkein, LLP

Denver, Colorado
February 28, 2012

3500 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 |
www.starkcpas.com
An Independent Member of BKR International

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except shares)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 51,960	$ 47,582
Gold and silver bullion	2,549	—
Accounts receivable	14,281	1,185
Inventories	4,243	3,063
IVA taxes receivable	4,425	5,678
Deferred tax assets	11,118	—
Prepaid expenses and other current assets	951	179
Total current assets	89,527	57,687
Land and mineral rights	227	227
Property and equipment—net	10,318	4,849
Deferred tax assets	19,517	—
Other assets	6	34
Total assets	$ 119,595	$ 62,797
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,691	$ 2,449
Accrued expenses	4,879	777
IVA taxes payable	4,984	1,640
Income taxes payable	15,987	—
Dividends payable	2,645	1,590
Total current liabilities	30,186	6,456
Asset retirement obligation	2,281	2,495
Total liabilities	32,467	8,951
Commitments and contingencies (Note 8)		
Shareholders' equity:		
Preferred stock—$0.001 par value, 5,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock—$0.001 par value, 100,000,000 shares authorized: 52,998,303 shares issued and outstanding at December 31, 2011 and 2010	53	53
Additional paid-in capital	132,529	152,444
(Deficit) accumulated during the exploration stage	(39,522)	(97,891)
Treasury stock at cost, 104,251 shares	(1,954)	—
Other comprehensive income—currency translation adjustment	(3,978)	(760)
Total shareholders' equity	87,128	53,846
Total liabilities and shareholders' equity	$ 119,595	$ 62,797

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2011, 2010 and 2009
and for the period from Inception (August 24, 1998) to December 31, 2011
(U.S. dollars in thousands, except shares and per share amounts)

	2011	2010	2009	Inception (August 24, 1998) to December 31, 2011
Sales of metals concentrate, net	$ 105,163	$ 14,754	$ —	$ 119,917
Mine cost of sales:				
Production costs applicable to sales	17,402	4,721	—	22,123
Depreciation, depletion, and amortization	473	166	—	639
Accretion	82	68	—	150
Total mine cost of sales	17,957	4,955	—	22,912
Mine gross profit	87,206	9,799	—	97,005
Costs and expenses:				
General and administrative expense	9,049	6,608	2,534	25,297
Stock-based compensation expense	6,570	2,694	2,844	14,404
Exploration expenses	4,927	4,692	7,811	34,105
Construction and development	20,986	18,435	20,995	74,916
Production start up expense, net	—	209	—	209
Management contract—US Gold, related party	—	—	—	752
Total costs and expenses	41,532	32,638	34,184	149,683
Operating income (loss)	45,674	(22,839)	(34,184)	(52,678)
Other income (expense)	2,414	(235)	55	2,875
Income (loss) before income taxes	48,088	(23,074)	(34,129)	(49,803)
Income tax benefit (expense)	12,037	—	—	12,037
Net income (loss) before extraordinary item	60,125	(23,074)	(34,129)	(37,766)
Extraordinary items:				
Flood loss, net of income tax benefit of $750	(1,756)	—	—	(1,756)
Net income (loss)	$ 58,369	$ (23,074)	$ (34,129)	$ (39,522)
Net income (loss) per common share:				
Basic:				
Before extraordinary item	$ 1.13	$ (0.46)	$ (0.78)	
Extraordinary item	(0.03)	—	—	
Net income (loss)	$ 1.10	$ (0.46)	$ (0.78)	
Diluted:				
Before extraordinary item	$ 1.06	$ (0.46)	$ (0.78)	
Extraordinary item	(0.03)	—	—	
Net income (loss)	$ 1.03	$ (0.46)	$ (0.78)	

Weighted average shares outstanding:			
Basic	52,979,481	50,042,471	43,764,703
Diluted	56,414,654	50,042,471	43,764,703

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
for the years ended December 31, 2011, 2010 and 2009
and for the period from Inception (August 24, 1998) to December 31, 2011
(U.S. dollars in thousands, except shares and per share amounts)

	2011	*2010*	*2009*	*Inception (August 24, 1998) to December 31, 2011*
Net income (loss)	$ 58,369	$ (23,074)	$ (34,129)	$ (39,522)
Other comprehensive (loss) income:				
Currency translation gain (loss)	(3,218)	215	(968)	(3,978)
Net comprehensive (loss) income	$ 55,151	$ (22,859)	$ (35,097)	$ (43,500)

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the period from Inception (August 24, 1998) to December 31, 2011
(U.S. dollars in thousands, except shares and per share amounts)

	Number of Common Shares	Par Value of Common Shares	Additional Paid-in Capital	Accumulated (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at Inception, August 24, 1998	—	—	—	—	—	—	—
Shares issued for							
Contributed capital	3,800,000	4	(2)	—	—	—	2
Cash	23,055,352	24	38,223	—	—	—	38,247
Management contract	2,560,000	2	390	—	—	—	392
Conversion of debentures	200,000	1	50	—	—	—	51
Repayment of loan related to exploration agreement	1,200,000	1	499	—	—	—	500
Stock grants	2,485,000	3	744	—	—	—	747
Stock options exercised	510,604	—	243	—	—	—	243
Satisfaction of payables	1,280,000	1	319	—	—	—	320
Investor relations	460,000	—	938	—	—	—	938
Investment banking services	521,600	—	—	—	—	—	—
Consulting services in Mexico	15,000	—	55	—	—	—	55
Share issuance costs forgiven	—	—	25	—	—	—	25
Stock options granted	—	—	2,203	—	—	—	2,203
Currency translation adjustment	—	—	—	—	—	(7)	(7)
Net (loss)	—	—	—	(40,688)	—	—	(40,688)
Balance, December 31, 2008	**36,087,556**	**36**	**43,687**	**(40,688)**	**—**	**(7)**	**3,028**
Stock options granted	—	—	2,844	—	—	—	2,844
Stock options exercised, cashless exercise	677,933	1	(1)	—	—	—	—
Shares issued for cash at $3.00 per share	4,330,000	4	12,986	—	—	—	12,990
Shares issued for cash at $4.00 per share	5,000,000	5	19,995	—	—	—	20,000
Shares issued for cash at $8.185 per share	1,954,795	2	15,998	—	—	—	16,000
Stock options exercised at $3.68 per share	50,000	—	184	—	—	—	184
Currency translation adjustment	—	—	—	—	—	(968)	(968)
Net (loss)	—	—	—	(34,129)	—	—	(34,129)
Balance, December 31, 2009	**48,100,284**	**48**	**95,693**	**(74,817)**	**—**	**(975)**	**19,949**
Stock options granted	—	—	2,694	—	—	—	2,694
Stock options exercised, cashless exercise	141,440	—	—	—	—	—	—
Shares issued for cash at $4.63 per share	50,000	—	231	—	—	—	231
Shares issued for cash at $8.62 per share	600,000	1	5,171	—	—	—	5,172
Shares issued for cash at	631,579	1	5,999	—	—	—	6,000

$9.50 per share							
Shares issued for cash at $16.00 per share	3,475,000	3	51,986	—	—	—	51,989
Return of capital dividend	—	—	(9,330)	—	—	—	(9,330)
Currency translation adjustment	—	—	—	—	—	215	215
Net (loss)	—	—	—	(23,074)	—	—	(23,074)
Balance, December 31, 2010	**52,998,303**	**53**	**152,444**	**(97,891)**	**—**	**(760)**	**53,846**
Stock options granted	—	—	6,570	—	—	—	6,570
Purchase of treasury stock	—	—	—	—	(1,954)	—	(1,954)
Return of capital dividend	—	—	(26,485)	—	—	—	(26,485)
Currency translation adjustment	—	—	—	—	—	(3,218)	(3,218)
Net income	—	—	—	58,369	—	—	58,369
Balance, December 31, 2011	**52,998,303**	**53**	**132,529**	**(39,522)**	**(1,954)**	**(3,978)**	**87,128**

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2011, 2010 and 2009
and for the period from Inception (August 24, 1998) to December 31, 2011
(U.S. dollars in thousands)

	2011	2010	2009	Inception (August 24, 1998) to December 31, 2011
Cash flows from operating activities:				
Net income (loss)	$ 58,369	$ (23,074)	$ (34,129)	(39,522)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation	856	324	167	1,544
Accretion expense	82	68	—	150
Asset retirement obligation	—	315	1,992	2,307
Stock compensation	6,570	2,694	2,844	16,051
Management fee paid in stock	—	—	—	392
Related party payable paid in stock	—	—	—	320
Foreign currency translation adjustment	(3,218)	215	(968)	(3,978)
Loss on disposal of asset	—	4	—	4
Issuance cost forgiven	—	—	—	25
Unrealized loss from gold/silver bullion held	429	—	—	429
Deferred tax assets	(30,635)	—	—	(30,635)
Changes in operating assets and liabilities:				
Accounts receivable	(13,096)	(1,185)	—	(14,281)
Inventories	(1,180)	(2,838)	(225)	(4,243)
IVA taxes receivable	1,253	(3,716)	(2,132)	(4,425)
Prepaid expenses and other current assets	(772)	146	47	(951)
Accounts payable	(758)	4,142	(1,029)	1,691
Accrued expenses	4,102	—	—	4,879
IVA taxes payable	3,344	—	—	4,984
Income taxes payable	15,987	—	—	15,987
Dividends payable	1,055	1,590	—	2,645
Other	29	(24)	(6)	(8)
Total adjustments	(15,952)	1,735	690	(7,113)
Net cash provided by (used in) operating activities	42,417	(21,339)	(33,439)	(46,635)
Cash flows from investing activities:				
Capital expenditures	(6,325)	(3,560)	(1,204)	(12,324)
Purchase of gold and silver bullion	(2,977)	—	—	(2,977)
Restricted cash	—	11,436	(11,436)	—
Net cash (used in) provided by investing activities	(9,302)	7,876	(12,640)	(15,301)
Cash flows from financing activities:				
Proceeds from sales of common stock	—	63,393	48,990	150,633
Proceeds from exercise of stock options	—	—	184	428
Proceeds from debentures—founders	—	—	—	50
Dividends paid	(26,484)	(9,330)	—	(35,814)
Treasury stock purchases	(1,954)	—	—	(1,954)
Proceeds from exploration funding agreement—Canyon Resources	—	—	—	500
Net cash (used in) provided by financing activities	(28,438)	54,063	49,174	113,843

	2011	2010	2009	Inception (August 24, 1998) to December 31, 2011
Effect of exchange rates on cash and equivalents	(299)	230	123	53
Net increase (decrease) in cash and equivalents	4,378	40,830	3,218	51,960
Cash and equivalents at beginning of period	47,582	6,752	3,534	—
Cash and equivalents at end of period	$ 51,960	$ 47,582	$ 6,752	$ 51,960
Supplemental Cash Flow Information				
Interest paid	$ —	$ —	$ —	$ —
Income taxes paid	$ —	$ —	$ —	$ —
Non-cash investing and financing activities:				
Conversion of Canyon Resources funding into common stock	$ —	$ —	$ —	$ 500
Conversion of founders debentures into common stock	$ —	$ —	$ —	$ 50

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011, 2010 and 2009

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Gold Resource Corporation (the "Company") was organized under the laws of the State of Colorado on August 24, 1998. The Company was initially engaged solely in the exploration for precious and base metals in Mexico. In July 2010, the Company emerged as a producer of gold and silver metals concentrates and base metal concentrates.

Significant Accounting Policies

Exploration Stage Company : Despite the fact that the Company commenced production in July 2010, it is still considered an exploration stage company under the criteria set forth by the Securities and Exchange Commission ("SEC") since it has not yet demonstrated the existence of proven or probable reserves, as defined by the SEC, at its *El Aguila* Project in Oaxaca, Mexico or any of its properties. As a result, and in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for exploration stage companies, all expenditures for exploration and evaluation of the Company's properties are expensed as incurred and unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine and mill construction have been and will continue to be expensed as incurred. Certain expenditures, such as for rolling stock or other general-purpose equipment, may be capitalized, subject to evaluation of the possible impairment of the asset. The Company expects to remain as an exploration stage company for the foreseeable future, even though it has reached commercial production. The Company will not exit the exploration stage unless and until it demonstrates the existence of proven or probable reserves that meet the SEC guidelines.

Proven and Probable Reserves : The definition of proven and probable reserves is set forth in SEC *Industry Guide 7*. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition, reserves cannot be considered proven and probable until they are supported by a feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable at the time of the reserve determination.

As of December 31, 2011, none of the Company's mineralized material met the definition of proven or probable reserves.

Basis of Presentation: The consolidated financial statements included herein are expressed in United States dollars, the Company's reporting currency, and conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned Mexican corporation subsidiaries, which are Don David Gold S.A. de C.V. ("Don David Gold") and Golden Trump Resources S.A. de C.V ("Golden Trump Resources"). The expenditures of all of these subsidiaries are generally incurred in Mexican pesos. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include, but are not limited to, the identification and valuation of proven and probable reserves; valuation of gold and silver bullion; valuation of accounts receivable for metal concentrates; valuation of ore and concentrate inventories; recoverability of prepaid expenses; obligations for environmental, reclamation, and closure matters; estimates related to asset impairments of long lived assets and investments; classification of expenditures as either an asset or an expense; stock-based compensation expense; valuation of deferred tax assets; and the likelihood of loss contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carryingvalues of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary. Actual results could differ from these estimates.

Reclassifications : Certain amounts previously presented for prior periods have been reclassified to conform to the current presentation. The reclassifications had no effect on net income or loss, total assets, or total shareholders' equity.

Cash and Cash Equivalents: Cash and cash equivalents consists of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and carried at cost, which approximates fair value.

Gold and Silver Bullion: From time to time, the Company may purchase gold and silver bullion on the open market in order to diversify its treasury and potentially provide for an alternative form of payment for the payment of dividends. Because ASC Topic 815 "Derivatives and Hedging" does not consider gold and silver to be readily convertible to cash, the Company carries this asset at the lower of cost or market, with unrealized holding gains and losses recognized in the Company's income statement.

Accounts Receivable: Accounts receivable consists of trade receivables from the sale of metals concentrate.

Inventories : Major types of inventories include ore stockpile inventories, concentrate inventories and materials and supplies, as described below. Inventories are carried at the lower of average cost or net realizable value, in the case of ore stockpile inventories and materials and supplies. The net realizable value of ore stockpile inventories represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Concentrate inventories are carried at the lower of full cost of production or net realizable value based on current metals prices. Write-downs of inventory are reported as a component of production costs applicable to sales.

Ore Stockpile Inventories: Ore stockpile inventories represent mineralized materials that have been mined and are available for further processing. Ore stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, an estimate of the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to ore stockpile inventories based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations. Material is removed from the stockpile at an average cost per tonne. The current portion of ore stockpiles is determined based on the expected amounts to be processed within the next 12 months. Ore stockpile inventories not expected to be processed within the next 12 months, if any, are classified as long-term. At December 31, 2011, all ore stockpile inventories were classified as current.

Concentrate Inventories: Concentrates inventories include metal concentrates located either at the Company's facilities or in transit to its customer's port. Inventories consist of copper, lead and zinc metal concentrates, which contain gold and silver mineralization.

Materials and Supplies Inventories: Materials and supplies inventories are carried at cost not in excess of their estimated net realizable value. Cost includes applicable taxes and freight. Inventories consist of chemical reagents, parts, fuels and other materials and supplies.

IVA Taxes Receivable and Payable: In Mexico, value added taxes (IVA) are assessed on purchases of materials and services and sales of products. Businesses are generally entitled to recover the taxes they have paid related to purchases of materials and services, either as a refund or as a credit against future taxes payable. Likewise, businesses owe IVA taxes as the business sells a product and collects IVA taxes from its customers.

For the period from inception through 2008, substantially all of the Company's refund claims were initially denied by the tax authorities. The Company has provided a full valuation allowance for refundable IVA for the period from inception through 2008. During 2009, the Company was successful in establishing the validity of its claims and received IVA refunds in the amount of $1.1 million. Furthermore, it appears that the tax authorities will honor the Company's claims for substantially all of the IVA paid during 2009 and any future years. Amounts recorded as IVA taxes receivable and payable in the consolidated financial statements represent the estimated recoverable payments made during 2011, 2010 and 2009.

Mineral Acquisition Costs: The costs of acquiring land and mineral rights are considered tangible assets. Significant acquisition payments are capitalized. General, administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable ore body is discovered, such capitalized costs are amortized when production begins using the units-of-production method. If no mineable ore body is discovered or such rights are otherwise determined to have diminished value, such costs are expensed in the period in which the determination is made.

Exploration Costs: Exploration costs are charged to expense as incurred. Costs to identify new mineral resources, to evaluate potential resources, and to convert mineral resources into proven and probable reserves are considered exploration costs.

Design, Construction, and Development Costs: Certain costs to design and construct mine and processing facilities may be incurred prior to establishing proven and probable reserves. Under these circumstances, the Company classifies a project as an exploration stage project and expenses substantially all costs, including design, engineering, construction, and installation of equipment. Certain types of equipment, which have alternative uses or significant salvage value, may be capitalized. If a project is determined to contain proven and probable reserves, costs incurred in anticipation of production can be capitalized. Such costs include development drilling to further delineate the ore body, removing overburden during the pre-production phase, building access ways, constructing facilities, and installing equipment. Interest costs, if any, incurred during the development phase, would be capitalized until the assets are ready for their intended use. The cost of start-up activities and ongoing costs to maintain production are expensed as incurred. Costs of abandoned projects are charged to operations upon abandonment.

If a project commences commercial production and the project is determined to contain proven and probable reserves, amortization and depletion of capitalized costs is computed on a unit-of–production basis over the expected reserves of the project based on estimated recoverable gold equivalent ounces.

Property and Equipment: All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are expensed as incurred while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations. Depreciation of property and equipment is computed using straight-line methods over the estimated economic lives, as follows:

Trucks and autos	4 to 5 years
Office furniture and equipment	5 to 10 years
Machinery & equipment	6 to 8 years
Buildings	20 to 30 years

Impairment of Long-Lived Assets: The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Any impairment losses are measured and recorded based on discounted estimated future cash flows and are charged to income on the Company's consolidated statements of operations. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company's estimates of future cash flows are based on numerous assumptions, including expected gold and other commodity prices, production levels, capital requirements and estimated salvage values. It is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties. As of December 31, 2011, the Company's mineral resources do not meet the definition of proven or probable reserves or value beyond proven and probable reserves and any potential revenue has been excluded from the cash flow assumptions. Accordingly, recoverability of capitalized cost is based primarily on estimated salvage values or alternative future uses.

Asset Retirement Obligations: The Company's mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. A liability is initially recorded at the estimated present value for an obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. For exploration stage properties that do not qualify for asset capitalization, the costs associated with the obligation are charged to operations. For development and production stage properties, the costs are added to the capitalized costs of the property and amortized using the units-of-production method.

Treasury Stock : Treasury stock represents shares of the Company's common stock which has been repurchased on the open market at the prevailing market price at the time of purchase. Treasury stock is shown at cost as a separate component of equity as a deduction from total capital stock.

Revenue Recognition : Sales of all metals products sold directly to the Company's metals concentrate buyer, including by-product metals, are recorded as revenue when title and risk of loss transfer to the buyer (generally at the time shipment is delivered at buyer's port) at estimated forward prices for the anticipated month of settlement. Due to the time elapsed between shipment and the final settlement with the buyer, the Company must estimate the prices at which sales of metals will be settled. At the end of each financial reporting period, previously recorded provisional sales are adjusted to estimated settlement metals prices until final settlement with the buyer.

Sales to the Company's buyer are recorded net of charges for treatment, refining, smelting losses, and other charges negotiated by the Company with the buyer. Charges are estimated upon shipment of concentrates based on contractual terms, and actual charges do not vary materially from estimates. Costs charged by smelters include a metals payable fee, fixed treatment and refining costs per ton of concentrate.

Changes in metals prices on the London Bullion Market between shipment and final settlement will result in adjustments to revenues related to sales of concentrate previously recorded upon shipment. Concentrate sales, which are initially recorded based on estimated forward pricing, contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the forward price at the time of the sale. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through earnings each period prior to final settlement.

Changes in the market price of metals significantly affect the Company's revenues, results of operations and cash flow. Metals prices can and often do fluctuate widely and are affected by numerous factors beyond the Company's control, such as political and economic conditions, demand, forward selling by producers, expectations for inflation, custom smelter activities, the relative exchange rate of the U.S. dollar, investor sentiment, and global mine production levels. The aggregate effect of these factors is impossible to predict. Because the Company's revenue is derived from the sale of gold, silver, copper, lead and zinc, its results of operations are directly related to the prices of these metals.

Stock Based Compensation : The Company records compensation expense for the fair value of stock options that are granted. Expense is recognized on a pro-rata basis over the vesting periods, if any, of the options. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model, which requires the input of subjective assumptions including expected volatility, risk-free interest rates, the expected life of the option dividend yields and expected forfeitures and cancellations. Expected volatility is based on the historical price volatility of the Company's common stock. Risk-free interest rates are based on U.S. government obligations with a term approximating the expected life of the option. The expected life is estimated in accordance with SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" for plain vanilla options. The Company paid dividends beginning in July 2010 and, accordingly, a dividend yield was considered in calculating the grant date fair value of options granted subsequent to that date; however, no dividend yield was considered for options granted prior to July 2010. Based on historical experience, forfeitures and cancellations are not significant.

Comprehensive Income (Loss): Total comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the Consolidated Statement of Changes in Equity. Accumulated other comprehensive income (loss) is composed of foreign currency translation adjustment effects.

Income Taxes: Income taxes are computed using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss and foreign tax credit carry-forwards. Deferred tax assets are evaluated to determine if it is more likely than not that they will be realized.

Net Income (Loss) Per Share: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during each period. Diluted income per share reflects the potential dilution that could occur if potentially dilutive securities, as determined using the treasury stock method, are converted into common stock. Potentially dilutive securities, such as stock options and warrants, are excluded from the calculation when their inclusion would be anti-dilutive, such as periods when a net loss is reported or when the exercise price of the instrument exceeds the fair market value.

Fair Value of Financial Instruments : ASC 825, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. ASC 820, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures aboutfair value measurements. Fair value estimates are based upon certain market assumptions and pertinent information available to management as of the balance sheet date. The Company's financial instruments consist of cash and cash equivalents investments in gold and silver bullion, accounts receivable, and accounts payable as of December 31, 2011 and 2010. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated their fair values at December 31, 2011 due to their short maturities. See also Note 2, "Gold and Silver Bullion."

Foreign Operations: The Company's reporting currency is the U.S. dollar. The Company's present mining activities are in Mexico and the majority of its revenues and expenses at its Mexican subsidiaries are denominated in the Mexican peso. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of the Company's investments.

Foreign Currency Translation Gain (Loss) and Foreign Currency Transaction Gain (Loss): The local currency where the Company's properties are located, the Mexican peso, is the functional currency for the Company's subsidiaries. However, while these subsidiaries incur expenses in the Mexican peso, these subsidiaries also receive revenue in U.S. dollars which is converted to

Mexican pesos when recorded. In addition, during 2011, the Company's Mexican subsidiaries repaid intercompany loans, which were stated in U.S. dollars. Accordingly, the financial statements of these subsidiaries must be re-measured into the entity's functional currency prior to translation and consolidation. Currency exchange adjustments arising during this process are included in the determination of net income.

Upon translating the financial statements of the Company's foreign subsidiaries, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Intercompany equity accounts are translated using historical rates. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are not included in the determination of net income or loss for the period and are reported as a separate component of shareholders' equity.

Gains and losses generated by transactions denominated in foreign currencies are reflected in the Company's consolidated statement of operations in the period in which they occur.

Concentration of Credit Risk: During the years ended December 31, 2011 and 2010, all of the Company's revenues and accounts receivable were the result of sales to two subsidiaries of the Trafigura Group Company: ConsorcioMinero de Mexico Cormin Mex. S.A. de C.V. ("Consorcio") and TrafiguraBeheer, B.V. ("Beheer") of Lucerne Switzerland. Sales to Consorcio and Beheer are made under separate contracts with different contract terms. The Company has carefully considered and assessed the credit risk resulting from its concentrate sales arrangements with Consorcio and Beheer and believes it is not exposed to significant credit risk in relation to the counterparty meeting its contractual obligations as it pertains to its trade receivables during the ordinary course of business. In the event that the Company's relationship with Consorcio or Beheer is interrupted for any reason, it believes that it would be able to locate another entity to purchase the metals concentrate and by-product metals. However, any interruption could temporarily disrupt the Company's sale of its principal products and adversely affect operating results. The Company did not generate revenue during the year ended December 31, 2009.

The Company's *El Aguila* Project, which is located in the state of Oaxaca, Mexico, accounted for 100% of the Company's total sales of metals concentrate for the year ended December 31, 2011 and 2010.

Some of the Company's operating cash balances are maintained in accounts that currently exceed federally insured limits. The Company believes that the financial strength of depositing institutions mitigate the underlying risk of loss. To date, these concentrations of credit risk have not had a significant impact on the Company's financial position or results of operations.

Recently Adopted Accounting Standards: The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the U.S. Securities and Exchange Commission ("SEC"), and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on U.S. GAAP and the impact on the Company. The Company has adopted the following new accounting standards during 2011:

Accounting Standards Update ("ASU") No. 2010-06, was issued in January 2010, and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. The disclosure of activity within Level 3 fair value measurements was effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. There was no impact to the Company's financial position or results of operations for the additional disclosure requirements in 2011.

ASU No. 2010-13 was issued in April 2010, and clarifies the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU was effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted. The impact to the Company's financial position and results of operations for the adoption of this guidance was immaterial.

ASU 2010-29 was issued in December 2010 and requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. This ASU was effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. There was no impact to the Company's financial position, results of operations or cash flows as a result of adopting this guidance.

Recently Issued Accounting Standards Updates:

The following accounting standards updates were recently issued and have not yet been adopted by the Company. These standards are currently under review to determine their impact on the Company's consolidated financial position, results of operations, or cash flows.

In May 2011, the FASB issued ASU No. 2011-04, *"Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"* ("ASU 2011-04"). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively for interim and annual periods beginning after December 15, 2011. The Company anticipates that the adoption of this standard will not materially expand its consolidated financial statement footnote disclosures or have an impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 will be effective for public companies during the interim and annual periods beginning after December 15, 2011, with early adoption permitted. The Company adopted the provisions of ASU 2011-05 with no impact to the Company's consolidated financial position, results of operations or cash flows as it only required a change in the format of the current presentation.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries. None of the updates are expected to a have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2. Gold and Silver Bullion

During the year ended December 31, 2011, the Company invested a portion of its treasury in physical gold and silver bullion. The bullion was purchased to diversify the Company's treasury and may also be used in conjunction with a potential program offering shareholders the ability to receive gold and silver bullion in lieu of cash payment of dividends. It is expected that the bullion will be minted into coins. Since ASC Topic 815 does not consider gold and silver to be readily convertible to cash, the Company carries this asset at the lower of cost or market. The table below shows the balance of the Company's holdings as of December 31, 2011:

	December 31, 2011	
	Gold	Silver
	(in thousands, except ounces and per ounce)	
Ounces	868	41,728
Average cost per ounce	$ 1,720.93	$ 35.55
Fair value per ounce	$ 1,574.50	$ 28.32
Total cost	$ 1,494	$ 1,484
Total fair value	$ 1,367	$ 1,182

ASC 820: Fair Value Measurement ("ASC 820") establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value measurement of each class of assets and liabilities is dependent upon its categorization within the fair value hierarchy, based upon the lowest level of input that is significant to the fair value measurement of each class of asset and liability. Pursuant to the GAAP fair value hierarchy established in ASC 820, the fair value of the Company's gold and silver bullion is established based on quoted prices in active markets for identical assets or liabilities (Level 1); specifically, the fair value is based on the daily London P.M. fix as of December 31, 2011. The unrealized loss of $429,000 was included in the Company's other income (expense) for the year ended December 31, 2011.

3. Inventories

Inventories at December 31, 2011 and 2010 consist of the following:

	2011	2010
	(in thousands)	
Ore stockpiles	$ 1,629	$ 1,825

Concentrate	663	15
Materials and supplies	1,951	1,223
Total inventories	$ 4,243	$ 3,063

As of December 31, 2011 and 2010, the ore stockpile inventories consisted of approximately 140,000 tonnes and 136,000 tonnes of ore, respectively, and were carried at cost. The stockpiled ore as of December 31, 2011 and 2010 consisted of ore from the underground mine and the open pit mine. Underground ore is more costly to mine than open pit ore.

4. Mineral Properties

The Company currently has an interest in six properties all within the State of Oaxaca, Mexico, the *El Aguila* Project, the *El Rey* property, the *Las Margaritas* property, the *Solaga* property, the *Alta Gracia* property and the *El Chamizo* property. The *El Aguila* and *El Aire* concessions make up the *El Aguila* Project and the *La Tehuana* concession makes up the *Las Margaritas* property. All properties are located within trucking distance to the *El Aguila* mill.

The*El Aguila*Project : Effective October 14, 2002, the Company leased three mining concessions, *El Aguila* , *El Aire* , and *La Tehuana* . The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. Subject to minimum exploration requirements, there is no expiration term for the lease. The Company may terminate the lease at any time upon written notice to the lessor and the lessor may terminate the lease if the Company fails to fulfill any of its obligations. The Company subsequently acquired two additional concessions, *El Chacal* and *El Pilon* , totaling 1,445 hectares, from the same third party, who is entitled to receive a 2% royalty on future production.

The Company has filed for and received additional concessions for the *El Aguila* Project that total an additional 17,639 hectares. These additional concessions are not part of the concessions discussed above. The Company's total interest in the *El Aguila* Project aggregates 20,055 hectares.

The*El Rey*Property : The Company acquired property in 2004 in another area of Oaxaca by filing concessions under the Mexican mining laws, referred to by the Company as the *El Rey* property. These concessions total 892 hectares and are subject to a 2% royalty on production payable to a third party. The Company has conducted limited exploration and drilling on this property and is evaluating additional exploration which includes an underground drill program utilizing existing historic workings and refurbishment of an existing mine shaft.

The *El Rey* property is an exploration stage property with no known reserves. It is approximately 64 kilometers (40 miles) from the *El Aguila* Project. There is no plant or equipment on the *El Rey* property. If exploration is successful, any mining would probably require an underground mine but any mineralized material could be transported by truck and processed at the *El Aguila* Project mill.

The*Las Margaritas*Property : The *Las Margaritas* property is made up of the *La Tehuana* concession. The Company leased this property in October 2002. It is comprised of approximately 925 hectares located adjacent to the *El Aguila* property. To date, the Company has conducted limited surface sampling, geologic mapping and has defined drill targets for a future exploration drill program.

The *Solaga* Property: In February 2007, the Company leased a 100% interest in a property known as the *Solaga* property for a primary term of eight years and may be held by production thereafter. The property totals 618 hectares and is located approximately 120 kilometers (75 miles) from the *El Aguila* Project. A dormant silver mine is located on the *Solaga* property, which was in production as recently as the 1980's; however, the Company cannot estimate if or when the mine will reopen. The lease requires the Company to perform $25,000 in additional work and, beginning in 2010, the lease is subject to a minimum advance royalty of $10,000 per year prior to production. The lease is also subject to a 4% net smelter return royalty on any production. To date, the Company has conducted limited surface sampling, geologic mapping and has defined drill targets for a future exploration drill program.

The *Alta Gracia* Property: In August 2009, the Company acquired property adjacent to the *Las Margaritas* property in the *Alta Gracia* mining district by filing concessions under the Mexican mining laws. The Company refers to this property as the *Alta Gracia* property. These properties are comprised of three mining concessions, the *David 1* , the *David 2* and *La Hurradura* . The concessions total 5,175 hectares. The Company has conducted limited surface sampling, geologic mapping and drilling initial targets.

The *El Chamizo* Property: In June 2011, the Company acquired an additional property between the *El Rey* property and *Alta Gracia* property by staking mineral claims consisting of approximately 26,386 hectares (101 square miles) which it refers to as the "

El Chamizo " property. With the acquisition of *El Chamizo* , the Company has extended its land position along what is known as the *San Jose* structural corridor to 48 kilometers. There has been no exploration activity at *El Chamizo* to date.

As of December 31, 2011, none of the mineralized material at the Company's properties met the SEC's definition of proven or probable reserves.

5. Property and Equipment

At December 31, 2011 and 2010, property and equipment consisted of the following:

	2011	2010
	(in thousands)	
Trucks and autos	$ 1,095	$ 835
Office building	1,737	1,737
Furniture and equipment	1,768	1,506
Machinery and equipment	7,245	1,442
Subtotal	11,845	5,520
Accumulated depreciation	(1,527)	(671)
Total property, plant and equipment, net	$ 10,318	$ 4,849

Depreciation expense for the years ended December 31, 2011, 2010, and 2009 was $856,000, $324,000 and $167,000, respectively. The Company evaluates the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired.

6. Income Taxes

The Company files income taxes on an entity basis and thus Gold Resource Corporation files as a U.S. corporation ("U.S. Operations") and the Company's subsidiaries (collectively "Mexico Operations") file as Mexican corporations.

The calculation of income taxes expense for the years ended December 31, 2011 and 2010 consists of the following:

	2011	2010
	(in thousands)	
Current taxes:		
Income tax expense	$ 18,577	$ —
Extraordinary item income tax benefit	(750)	—
Total current taxes	$ 17,827	$ —
Deferred taxes:		
U.S. Operations	$ (4,377)	$ 2,749
Mexico Operations	(483)	4,766
Total deferred taxes	$ (4,860)	$ 7,515
Change in deferred tax assets	2,820	—
Change in valuation allowance	(28,574)	(7,515)
Tax related to extraordinary item	750	—
Total taxes	$ (12,037)	$ —

During the year ended December 31, 2011, Don David Gold incurred a current income tax liability of $17.8 million, which reflects the Mexico income tax on the taxable income after the utilization of the previously existing net operating loss carry-forward of approximately $7.3 million.

Net income (loss) before income taxes and extraordinary item, segregated as to the U.S. and Mexico operations components, is as follows:

	2011	2010	2009
		(in thousands)	
U.S. Operations	$ (11,443)	$ (7,187)	$ (2,947)

Mexico Operations	59,531	(15,887)	(31,182)
Total income (loss) before income taxes and extraordinary item	$ 48,088	$ (23,074)	$ (34,129)

A reconciliation of taxes reported at the Company's effective tax rate and the U.S. federal statutory tax rate of 35% is comprised of the following components:

	2011	2010	2009
		(in thousands)	
Tax at statutory rates	$ 15,987	$ (8,076)	$ (11,604)
Increase (reduction) in taxes due to:			
U.S. Operations — state income tax impact	(372)	(234)	—
Mexico Operations — tax rate impact	(2,856)	794	—
Other	208	1	—
Total increase (reduction) in taxes	(3,020)	561	—
Change in deferred tax assets	2,820	—	—
Change in valuation allowance	(28,574)	7,515	11,604
Tax related to extraordinary item	750		
Tax provision	$ (12,037)	$ —	$ —

The Company operates in the U.S. and in Mexico tax jurisdictions. The Company, on an entity-by-entity basis, evaluates the evidence available to determine whether a valuation allowance is required on the deferred tax assets. At December 31, 2011 and 2010, the balances of the valuation allowance were $4.6 million and $33.2 million, respectively. For the year ended December 31, 2011, the Don David Gold deferred tax asset attributable to its net operating loss carryforward of $7.3 million was fully utilized. During the fourth quarter of 2011, the Company determined that the deferred tax assets of Don David Gold and the U.S. parent were "more likely than not" recoverable and recorded a reduction in the valuation allowance of $28.3 million. Management's assessment was based on the increased Don David Gold 2011 gross profits and net income, a continued favorable outlook for metal prices and the projected 2012 payment of dividends (which is treated as dividend income for income tax purposes) to the U.S. parent.

As of December 31, 2011, a valuation allowance has been established to reduce the carrying value of the Golden Trump Resources deferred tax assets in recognition of significant uncertainties regarding their ultimate realization.

Deferred tax assets and liabilities are determined on an entity-by-entity basis based on the differences between the U.S. GAAP financial statement and tax basis of assets and liabilities using the U.S. and Mexico enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets and liabilities are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently, or in future years, related to cumulative temporary differences between the tax bases of assets and liabilities and amounts reported in the Company's balance sheet. These items are generally deductible for tax purposes in different periods and in different amounts than the expense recognized for financial reporting purposes.

The principal differences between the net incomes (loss) reported for financial reporting purposes and the taxable income (loss) reported for tax purposes are:

- U.S. Operations – principally stock based compensation expenses
- Mexico Operations – principally certain expenditures for property and equipment which are capitalized and amortized for tax purposes, but are expensed for financial reporting purposes; unrealized currency exchange gains (losses) and unrealized provisional pricing mark-to- market gain and loss adjustments.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2011 and 2010 are presented below:

	2011	2010
	(in thousands)	
Deferred tax assets		
Tax loss carryforward		
U.S. Operations	$ 10,187	$ 7,399
Mexico Operations	3,595	23,900
Property and equipment	15,589	1,378
Stock-based compensation	4,404	516
Accrued royalties and other liabilities	811	—
Foreign tax credits	100	—
Other	593	—
Total deferred tax assets	35,279	33,193
Valuation allowance	(4,644)	(33,193)
Net deferred tax asset	$ 30,635	$ —

At December 31, 2011, the U.S. parent has tax loss carry-forwards for U. S. tax purposes approximating $26.7 million, which expire between 2026 and 2029.

The Company has no uncertain tax provisions that are required to be disclosed.

7. Asset Retirement Obligations

The Company's asset retirement obligation ("ARO") relates to the estimated reclamation, remediation, and closure costs for its *El Aguila* Project. The following table presents the changes in ARO for the years ended December 31, 2011 and 2010.

	2011	2010
	(in thousands)	
Balance as of January 1,	$ 2,495	$ 1,992
Reclamation costs	—	—
Revisions in previous estimates	—	315
Foreign currency translation	(296)	120
Accretion	82	68
Balance as of December 31,	$ 2,281	$ 2,495

During the year ended December 31, 2010, the Company's asset retirement obligation was revised for a projected increase in costs related to estimated reclamation, remediation and closure costs based on local government requirements. The estimated present value of the incremental obligation amounted to $315,000, all of which was charged to operations during 2010. There were no other liability additions, liability settlements, or revision in estimated cash flows for the years ended December 31, 2011 or 2010.

8. Commitments and Contingencies

The Company leased office space in Denver, Colorado under an agreement that expired in February 2011 and was not replaced or renewed. It has no other operating or capital leases. Rent expense for 2011, 2010, and 2009 was $6,000, $30,700 and $34,800, respectively.

The Company has entered into certain employment agreements with senior executive employees and key management employees. Under these agreements, the Company paid employee salary compensation of $1.8 million in 2011 and will have a contractual obligation to pay employee salary compensation of $1.9 million and $0.9 million in 2012 and 2013, respectively.

9. Shareholders' Equity

All of the financial information in this report has been adjusted to reflect the effect of the two-for-one stock split that was effective February 21, 2005, whereby the Company declared and effected a 100% forward stock split where one additional share of common stock, par value $0.001, was issued for each common share outstanding as of that date.

The common stock transactions for the period from Inception (August 24, 1998) to December 31, 2011 were as follows:

Year	Description	Price per share	Number of Common Shares	Par Value of Common Shares	Additional Paid-in Capital	Total Common Stock Transactions	
Balance at Inception, August 24, 1998			—	—	—	—	
1998	Shares for contributed capital — related party	$ 0.005	2,800,000	$ 3	$ (1)	$ 2	(a)
1999	Shares for contributed capital — related parties	$ 0.005	1,000,000	1	(1)	—	(a)
2000	Shares issued for management contract — related party	$ 0.170	1,226,666	1	203	204	(b)
2001	Shares issued for management contract — related party	$ 0.140	1,333,334	1	187	188	(b)
2001	Conversion of debentures at — related party	$ 0.250	200,000	1	50	51	(c)
2001	Sale of shares for cash	$ 0.250	820,000	—	204	204	(d)
2002	Shares issued for cash	$ 0.250	392,000	—	98	98	(d)
2002	Shares issued for cash	$ 0.170	1,351,352	2	223	225	(d)
	Net (loss)		—	—	—	—	
2003	Shares issued for cash	$ 0.250	577,000	1	144	145	(d)
2003	Shares issuance costs forgiven		—	—	25	25	(e)
2004	Shares issued for cash	$ 0.250	608,000	1	151	152	(d)
2004	Shares issued in repayment of loan related to exploration agreement	$ 0.420	1,200,000	1	499	500	(f)
2004	Shares issued as stock grant	$ 0.250	600,000	1	148	149	(g)
2005	Stock grant	$ 0.250	1,750,000	2	436	438	(g)
2005	Stock option exercised	$ 0.250	10,000	—	2	2	(h)
2005	Stock issued for cash	$ 0.250	276,000	—	69	69	(d)
2005	Stock issued for satisfaction of payables	$ 0.250	1,280,000	1	319	320	(b)
2005	Shares issued for cash	$ 0.470	2,728,500	3	1,272	1,275	(i)
2005	Shares issued for cash	$ 0.500	122,000	—	61	61	(d)
2005	Shares issued for cash	$ 0.500	30,000	—	15	15	(d)
2006	Stock options exercised	$ 0.250	240,000	—	60	60	(h)
2006	Stock options granted		—	—	147	147	(h)
2006	Director stock grant	$ 1.000	100,000	—	100	100	(g)
2006	Shares issued for cash, net of issue costs	$ 1.000	4,600,000	5	4,347	4,352	(j)
2006	Shares issued for investor relations services	$ 1.140	280,000	—	320	320	(k)
2006	Shares issued for cash,	$ 1.200	4,322,000	4	4,924	4,928	(d)

	net of issue costs of $258							
2006	Shares issued for investment banking services	$	1.200	257,700	—	—	—	(l)
2006	Employee stock grants	$	1.710	35,000	—	60	60	(g)
2007	Shares issued for investor relations services	$	3.390	170,000	—	576	576	(k)
2007	Share issued for consulting services	$	3.650	15,000	—	55	55	(m)
2007	Stock options granted			—	—	99	99	(h)
2007	Shares issued for cash, net of finders' fee of $522	$	4.000	5,558,500	6	21,707	21,712	(d)
2007	Shares issued for investment banking services			263,900	—	—	—	(n)
2008	Stock options granted			—	—	1,957	1,957	(h)
2008	Shares issued for investor relations services	$	4.250	10,000	—	42	42	(k)
2008	Stock options exercised	$	1.000	260,604	—	181	181	(h)
2008	Shares issued for cash	$	3.000	1,670,000	2	5,008	5,010	(o)
Balance at December 31, 2008				**36,087,556**	**$ 36**	**$ 43,687**	**$ 43,722**	

(a) During 1998 and 1999, William W. Reid and David C. Reid (the "Founders") received 3,800,000 shares of common stock valued at $2,000 for administrative and organization expenses.

(b) From July 1, 2000 through December 31, 2001, US Gold Corporation, now known as McEwen Mining Inc., a publicly traded Colorado corporation, ("US Gold") provided general management of the business activities of the Company pursuant to a management contract. Under this management contract, US Gold was issued 2,560,000 shares of its common stock valued at $392,000, or approximately $0.15 per share during 2000 and 2001. Additionally, in June 2005, the Company issued 1,280,000 shares to US Gold in satisfaction of $320,000 owed related to this management contract.

(c) During 2001, the Founders made convertible debenture loans to the Company in the amount of $50,000 and later converted those debentures into 200,000 shares of common stock of the Company at a conversion price of $0.25 per share.

(d) From time to time, the Company has sold its common stock to third parties under exemptions offered by federal state and securities regulations. The following table summarizes these sales from inception through December 31, 2008:

Year	Number of shares sold for cash	Gross Proceeds
2001	820,000	$ 204,000
2002	392,000	98,000
2002	1,351,352	225,000
2003	577,000	145,000
2004	608,000	152,000
2005	276,000	69,000
2005	152,000	76,000
2006	4,322,000	5,186,000
2007	5,558,500	22,234,000

(e) On September 30, 2003, US Gold acquired shares from one of the Company's major shareholders in exchange for US Gold shares and terminated the obligation of the Company to pay that shareholder approximately $25,000 in transaction costs, which was added back into paid-in-capital.

(f) During 2004, the Company issued 1,200,000 shares valued at approximately $0.42 per share to Canyon Resource

Corporation for repayment of a loan for funding of exploration cost at the *El Aguila* property.

(g) From time to time, the Company has made stock grants to certain directors, employees and consultants, as reflected in the amounts herein.

(h) See Footnote 10 "Stock Options" for further discussion of stock option activity.

(i) During July and August 2005, the Company closed transactions under a Subscription Agreement and Stock Purchase Option Agreement with Heemskirk Consolidated Limited ("Heemskirk"), an Australian global mining house, whereby Heemskirk purchased 2,000,000 shares of common stock of the Company at $0.50 per share. A finder's fee of 140,000 shares was paid to a third party (resulting in a net value of $0.47 per share). Heemskirk had previously purchased (in April, 2005) 150,000 shares of common stock at $0.50 per share and the Company had paid a finder's fee of 10,500 shares. The Company agreed to give Heemskirk a first right of offer for any financings, including sale of equity, the Company may pursue. In a similar transaction during August 2005, the Company sold 400,000 shares to another investor raising $200,000 and paid a finder's fee to a third party of 28,000 shares. These transactions resulted in the issuance of 2,728,500 shares for net cash proceeds of $1.3 million ($0.47 per share).

(j) During 2006, the Company sold 4,600,000 shares of common stock at $1.00 per share in a public offering under a registration statement filed with the SEC that was declared effective on May 15, 2006. The Company received cash proceeds of $4.4 million (net of finders' fees of $249,000).

(k) During 2006 and 2007, the Company issued shares in conjunction with investor relations services agreements.

(l) During 2007, the Company issued 257,700 shares of common stock as finders' fees in connection with a private placement of 4.3 million shares.

(m) On October 2, 2007, the Company agreed to issue 15,000 shares of common stock for consulting services performed in Mexico. These shares were valued at $3.68 per share or $55,000 and were recorded as stock compensation during the year ended December 31, 2007.

(n) In December 2007, the Company issued 263,900 shares of common stock as finders' fees in connection with a private placement of 5.6 million shares.

(o) On December 5, 2008, the Company entered into a subscription agreement and a strategic alliance agreement with Hochschild Mining Holdings Limited ("Hochschild"). Under the terms of the subscription agreement, the Company sold 1,670,000 shares of its common stock to Hochschild at $3.00 per share for total cash proceeds of $5.0 million. Under the terms of the strategic alliance agreement the Company granted Hochschild an option to purchase an additional 4,330,000 shares of its common stock at a price of $3.00 per share for total cash proceeds of $13 million. The option was exercised on February 25, 2009. The strategic alliance agreement also contains a number of additional covenants between the parties.

On June 30, 2009, the Company entered into a subscription agreement with Hochschild to sell 5,000,000 shares of its common stock at a price of $4.00 per share, or a total of $20 million. The transaction was completed in two tranches. Simultaneously with the execution of the subscription agreement, the Company sold 1,250,000 shares of common stock for gross proceeds of $5 million. The closing for the remaining 3,750,000 shares of common stock was held on July 20, 2009. The Company agreed to reserve $4 million of the gross proceeds for exploration activities.

On December 17, 2009, the Company entered into a subscription agreement with Hochschild to sell 1,954,795 shares of restricted common stock at $8.185 per share for gross proceeds of $16 million. The Company agreed to reserve $8 million of the proceeds for underground mining expenses at the *La Arista Vein* .

On May 7, 2010, the Company agreed to issue 50,000 shares of common stock to an individual investor. The transaction was valued at $10.77 per share based upon the quoted market price of the common stock, and consisted of cash proceeds of $231,000, or $4.63 per share, and stock compensation expense of $307,000, or $6.14 per share.

On March 8, 2010, the Company issued 600,000 restricted shares of common stock at $8.62 per share to Hochschild pursuant to the strategic alliance agreement. The Company received cash proceeds of $5.2 million.

On May 26, 2010, the Company issued 631,579 restricted shares of common stock at $9.50 per share to Hochschild pursuant to a subscription agreement in connection with the parties' strategic alliance. The Company received cash proceeds of $6 million.

On September 23, 2010, the Company completed a financing transaction whereby it sold 3,475,000 shares of restricted common stock at $16.00 per share for net proceeds of $52 million to various institutional investors. Jefferies & Company Inc. acted as the placement agent in connection with the transaction, and was compensated in the amount of approximately $3.6 million.

No stock issuances occurred during 2011.

Dividends

The Company declared commercial production July 1, 2010 and, between July 1, 2010 and December 31, 2011, has declared monthly cash dividends totaling $0.68 per share of common stock in eighteen dividend payments to shareholders of record. The Company declared dividends of $26.5 million and paid dividends of $25.4 million during the year ended December 31, 2011. During the year ended December 31, 2010, the Company declared dividends of $9.3 million and paid dividends of $7.7 million, respectively. During 2011 and 2010, the dividends paid were charged against the Company's additional paid in capital and were considered return of capital dividend since Gold Resource Corporation, as a stand-alone U.S. corporation, had no current or accumulated tax-basis earnings or profits. Dividends declared in 2011, to be paid after December 31, 2011, total $2.6 million.

Other Matters

During the year ended December 31, 2011, the Company's Board of Directors approved a $20 million stock repurchase program, wherein the Company may repurchase its common stock from time to time at the discretion of management in open market transactions at prevailing market prices. The program has no pre-established closing date, may be suspended or discontinued at any time and does not obligate the Company to repurchase any dollar amount or specific number of shares. Pursuant to this plan, the Company repurchased 104,251shares of its common stock during the year ended December 31, 2011, which are included as Treasury Stock at Cost on the Company's Consolidated Balance Sheet.

During the year ended December 31, 2010, the shareholders of the Company approved an amendment to the Company's Articles of Incorporation to increase the authorized amount of common stock to 100,000,000 shares and the number of shares of common stock reserved for issuance under its Non-Qualified Stock Option and Stock Grant Plan to 10 million shares.

10. Stock Options

The Company has a non-qualified stock option and stock grant plan under which equity awards may be granted to key employees, directors and others (the "Plan"). The Plan is administered by the Board of Directors, which determines the terms pursuant to which any option is granted. The maximum amount of common stock subject to grant under the Plan is 10 million shares. As of December 31, 2011, there were 3.1 million shares available for future grant under the Plan.

A summary of activity under the Plan as of December 31, 2011 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in yrs)	Aggregate Intrinsic Value
Outstanding as of January 1, 2011	4,860,000	$ 7.05	6.94	$ 108,608,200
Granted	370,000	26.73		
Exercised	—	—		
Forfeited	(70,000)	3.74		
Outstanding as of December 31, 2011	5,160,000	$ 8.51	6.18	$ 70,116,500
Vested and exercisable as of December 31, 2011	3,930,000	$ 2.84	5.32	$ 66,865,500

The weighted-average grant date fair value of options granted during the years ended December 31, 2011, 2010, and 2009 was $15.94, $12.34 and $2.70, respectively. The total fair value of shares vested during the years ended December 31, 2011, 2010 and 2009 was $5.4 million, $1.1 million and $2.6 million, respectively. No options were exercised during 2011 and no cash proceeds were received from the exercise of stock options during 2010. The Company received cash proceeds of $184,000 for options exercised in 2009.

The following table summarizes information about stock options outstanding at December 31, 2011:

Outstanding	Exercisable

Range of Exercise Prices	Number of Options	Weighted-Average Remaining Life (in yrs)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$0.25	1,400,000	2.0	$ 0.25	1,400,000	$ 0.25
$3.40 - $3.95	2,000,000	6.7	$ 3.68	2,000,000	$ 2.19
$10.10 - $27.95	1,760,000	8.9	$ 20.57	530,000	$ 12.13
	5,160,000			3,930,000	

Total non-cash compensation expense related to stock options included in general and administrative expense for the years ended December 31, 2011, 2010, and 2009 was $6.6 million, $2.7 million and $2.8 million, respectively. The estimated unrecognized compensation cost from unvested options as of December 31, 2011 was approximately $14.3 million, which is expected to be recognized over the remaining vesting period of 3 years.

The assumptions used to determine the value of our stock-based awards under the Black-Scholes method are summarized below:

	2011	2010	2009
Risk-free interest rate	1.97% - 3.37%	2.64% - 3.07%	1.5% - 1.9%
Dividend yield	1.98% - 2.08%	0.56% - 2%	-
Expected volatility	67.47% - 68.62%	71%	78% - 81%
Expected life in years	10	10	5

11. Other income (expense)

As of December, 31, 2011, 2010 and 2009, other income (expense) consisted of the following:

	2011	2010	2009
Currency exchange gain (loss)	$ 2,732	$ (330)	$ —
Unrealized (loss) from gold/silver bullion held	(429)	—	—
Other income (expense)	9	(4)	—
Interest income	102	99	55
Total other income (expense)	$ 2,414	$ (235)	$ 55

12. Net Income (Loss) Per Share

Basic and diluted net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding, as determined by using the calculations below:

	Year Ended December 31, 2011	2010	2009
Net income (loss) before extraordinary item	$ 60,125	$ (23,074)	$ (34,129)
Extraordinary item	(1,756)	—	—
Net income (loss)	$ 58,369	$ (23,074)	$ (34,129)
Weighted average shares of common stock	52,979,481	50,042,471	43,764,703
Dilutive effect of stock options	3,435,173	—	—
Common stock and common stock equivalents	56,414,654	50,042,471	43,764,703
Basic:			
Net income (loss) per basic share before extraordinary item	$ 1.13	$ (0.46)	$ (0.78)
Extraordinary item	(0.03)	—	—
Net income (loss) per basic share	$ 1.10	$ (0.46)	$ (0.78)
Diluted:			

Net income (loss) per diluted share before extraordinary item	$	1.06	$	(0.46)	$	(0.78)
Extraordinary item		(0.03)		—		—
Net income (loss) per diluted share	$	1.03	$	(0.46)	$	(0.78)

Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of dilutive outstanding stock options using the treasury stock method. During the year ended December 31, 2011, the calculation included potential dilution of 57,000 shares underlying exercisable stock options. Anti-dilutive shares totaling 790,000, 4,860,000 and 3,745,000 in the years ended December 31, 2011, 2010 and 2009, respectively, were not included in the calculation for those years as the effect would have been anti-dilutive.

13. Extraordinary Item—Flood

On April 20, 2011, the *El Aguila* Project experienced an anomalous rain and hail storm that was unusual and infrequent to the area and which flooded the *La Arista* underground mine and damaged existing roads, buildings and equipment. As a result, the Company recorded an extraordinary loss of $2.5 million, net of income tax benefit of $750,000, during the year ended December 31, 2011.

14. Quarterly Financial Data (Unaudited)

The following represents selected information from our unaudited quarterly Statements of Operations for the years ended December 31, 2011 and 2010.

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales of metals concentrate	$ 11,280	$ 20,664	$ 37,781	$ 35,438
Mine gross profit	8,843	17,176	31,171	30,016
Operating income	2,153	6,724	21,871	14,926
Other income	(120)	(23)	2,476	81
Net income (loss) before extraordinary item	2,033	4,895	15,216	37,981
Extraordinary item	—	(1,756)	—	—
Net income (loss)	$ 2,033	$ 3,139	$ 15,216	$ 37,981
Net income (loss) per common share:				
Basic:				
Before extraordinary item	$ 0.04	$ 0.09	$ 0.29	$ 0.15
Extraordinary item	—	(0.03)	—	—
Net income (loss)	$ 0.04	$ 0.06	$ 0.29	$ 0.15
Diluted:				
Before extraordinary item	$ 0.04	$ 0.09	$ 0.27	$ 0.68
Extraordinary item	—	(0.03)	—	—
Net income (loss)	$ 0.04	$ 0.06	$ 0.27	$ 0.68
Weighted average common shares outstanding:				
Basic	52,998,303	52,998,303	52,997,194	52,924,736
Diluted	57,840,414	56,545,865	56,357,096	56,209,896

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Sales of metals concentrate	$ —	$ —	$ 9,968	$ 4,786
Mine gross profit	—	—	7,078	2,721
Operating loss	(7,290)	(5,821)	(1,143)	(8,585)
Other income	25	9	(39)	(230)
Net income (loss)	$ (7,265)	$ (5,812)	$ (1,182)	$ (8,815)
Net income (loss) per common share:				
Basic:				
Before extraordinary item	$ (0.15)	$ (0.12)	$ (0.02)	$ (0.17)
Extraordinary item	—	—	—	—
Net income (loss)	$ (0.15)	$ (0.12)	$ (0.02)	$ (0.17)
Diluted:				
Before extraordinary item	$ (0.15)	$ (0.12)	$ (0.02)	$ (0.17)
Extraordinary item	—	—	—	—
Net income (loss)	$ (0.15)	$ (0.12)	$ (0.02)	$ (0.17)
Weighted average common shares outstanding:				
Basic	48,253,617	49,011,275	49,851,542	52,998,303
Diluted	48,253,617	49,011,275	49,851,542	52,998,303

15. Related Party Transactions

During 2010 and 2009, the Company employed an individual who served as the general manager of the Company's Mexico operations on a contract consulting basis. This individual was paid $145,000 and $162,000 for his services as general manager in 2010 and 2009, respectively. After 2010, the Company no longer employed this individual and, accordingly, nolonger considers this individual to be a related party. The Company leased, and continues to lease, portions of the *El Aguila, El Rey* and *Las Margaritas* mining concessions from this individual. This individual is also a part owner in an entity from which the Company leased its interest in the *Solaga* property. See also the discussion regarding these leases in Note 4, "Mineral Properties."

16. Subsequent Events

On January 26, 2012, the Company declared its instituted monthly dividend of $0.05 per common share payable to its shareholders of record as of February 10, 2012, and which was paid on February 23, 2012 in the aggregate amount of $2.6 million.

On February 24, 2012, the Company declared its instituted monthly dividend of $0.05 per common share payable to its shareholders of record as of March 12, 2012, and which is expected to be paid on March 23, 2012 in the aggregate amount of $2.6 million.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in our accountants during the last two fiscal years, and we have not had any disagreements with our existing accountants during that time.


ESPESADOR
LAVADOR No.4
Cap. 33 m3
3
0
1
1
0
1



CORPORATE INFORMATION

Management & Directors

William (Bill) W. Reid
Chief Executive Officer and Chairman

Jason Reid
President and Director

Brad Blacketor
Chief Financial Officer

David Reid
Vice President of Exploration

Rick Irvine
Chief Operating Officer

Juan Manuel Flores
Country Manager, Mexico

Bill M. Conrad
Independent Director
CFO/Director of MCM Capital

Isac Burstein
Independent Director
Vice President of Business Development for Hochschild Mining plc

Tor Falck
Independent Director
Director of Blackstone Venture Inc.

Corporate Information

Transfer Agent
Computershare
Denver, CO
(800) 962-4284
(781) 575-3120

Auditor
StarkSchenkein, LLP
Denver, CO
303-694-6700 (Office)

Legal Counsel
Dufford & Brown, P.C.
Denver, CO
303-861-8013 (Office)

The Company will provide at no charge a copy of our report on Form 10K upon request. Please direct such request in writing to Greg Patterson at 2886 Carriage Manor Point, Colorado Springs, CO 80906

Exchange and Stock Information

(as of December 31, 2011)

Closing price per share: $21.25

Exchange: NYSE Amex (GORO)

Shares Outstanding: 52,894,052

Shareholders of Record: ~65

COMPARISON OF CUMULATIVE TOTAL RETURN

Company/Index	Base Period 12/31/07	Base Period 12/31/08	Base Period 12/31/09	Base Period 12/31/10	Base Period 12/31/11
Gold Resource Corporation	$100	$78.65	$253.71	$660.67	$479.64
NYSE Arca Gold Bugs Index	$100	$73.88	$105.03	$140.06	$121.84
NYSE Amex Corporation Index	$100	$60.00	$75.74	$91.65	$94.55



700
600
500
400
300
200
100
0
Total US Dollars ($)
Gold Resource Corporation
NYSE Arca Gold Bugs
NYSE Amex Composite
2007
2008
2009
2010
2011
Total Cumulative Return Years Ending

STOCK PERFORMANCE 2011

Year Ending December 31, 2011	High	Low
First Quarter	$29.90	$21.16
Second Quarter	$31.38	$21.76
Third Quarter	$28.74	$16.65
Fourth Quarter	$24.19	$15.06

STOCK PERFORMANCE 2010

Year Ending December 31, 2010	High	Low
First Quarter	$11.60	$9.50
Second Quarter	$13.00	$9.80
Third Quarter	$19.97	$12.01
Fourth Quarter	$29.75	$18.70

GOLD RESOURCE CORPORATION

NYSE Amex: GORO

Gold Resource Corporation

2886 Carriage Manor Point • Colorado Springs, Colorado • 80906

303-320-7708 Office • 303-320-7835 Fax

Engineered from day one to maximize shareholder value

